Exhibit 99.1

Consolidated condensed interim financial statements

Page 2 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01 Consolidated condensed interim financial statements

Page 3 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01.1 Consolidated condensed statements of financial position as of March 31, 2015 and December 31, 2014

ABENGOA | Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements | Page 4

Consolidated condensed statements of financial position as of March 31, 2015 and December 31, 2014

- Amounts in thousands of euros -

Assets	Note (1)	03/31/2015	12/31/2014
Non-current assets			
Goodwill		475.630	487.645
Other intangible assets		1.180.100	1.080.729
Intangible assets	8	1.655.730	1.568.374
Property, plant & equipment	8	1.314.405	1.287.313
Concession assets in projects		3.403.682	4.942.189
Other assets in projects		1.253.868	1.246.176
Fixed assets in projects (project finance)	9	4.657.550	6.188.365
Investments in associates carried under the equity method		203.412	311.261
Available for sale financial assets		41.089	39.466
Other receivable accounts		600.581	641.024
Derivative assets	11	8.559	5.997
Financial investments	10	650.229	686.487
Deferred tax assets		1.548.338	1.503.609
Total non-current assets		10.029.664	11.545.409
Current assets			
Inventories	12	410.922	294.789
Trade receivables		1.264.303	1.477.711
Credits and other receivables		821.938	679.205
Clients and other receivables	13	2.086.241	2.156.916
Available for sale financial assets		5.694	7.183
Other receivable accounts		1.489.951	1.026.528
Derivative assets	11	26.232	14.842
Financial investments	10	1.521.877	1.048.553
Cash and cash equivalents		1.409.531	1.810.813
		5.428.571	5.311.071
Assets held for sale	7	12.650.684	8.390.115
Total current assets		18.079.255	13.701.186
Total assets		28.108.919	25.246.595

(1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements as of March 31, 2015

Consolidated condensed statements of financial position as of March 31, 2015 and December 31, 2014

- Amounts in thousands of euros -

Equity and liabilities	Note (1)	03/31/2015	12/31/2014
Equity attributable to owners of the Parent			
Share capital	14	91.717	91.799
Parent company reserves		1.440.034	1.334.286
Other reserves		(299.342)	(289.583)
Fully or proportionally consolidated entities		(538.616)	(523.465)
Associates		(1.523)	(5.866)
Accumulated currency translation differences		(540.139)	(529.331)
Retained earnings		675.791	838.099
Non-controlling Interest		1.507.096	1.200.902
Total equity		2.875.157	2.646.172
Non-current liabilities			
Project debt	15	3.349.076	4.158.904
Borrowings		1.343.051	871.613
Notes and bonds		2.604.128	2.755.993
Financial lease liabilities		22.819	24.064
Other loans and borrowings		102.401	97.029
Corporate financing	16	4.072.399	3.748.699
Grants and other liabilities	17	227.488	212.606
Provisions and contingencies		57.622	75.117
Derivative liabilities	11	82.386	225.298
Deferred tax liabilities		311.139	281.797
Personnel liabilities	25	64.339	56.659
Total non-current liabilities		8.164.449	8.759.080
Current liabilities			
Project debt	15	610.543	799.210
Borrowings		615.184	444.386
Notes and bonds		981.737	1.096.965
Financial lease liabilities		11.488	10.927
Other loans and borrowings		14.989	24.373
Corporate financing	16	1.623.398	1.576.651
Trade payables and other current liabilities	18	6.140.611	5.555.168
Income and other tax payables		320.753	337.297
Derivative liabilities	11	86.501	79.737
Provisions for other liabilities and charges		13.469	12.762
		8.795.275	8.360.825
Liabilities held for sale	7	**8.274.038**	**5.480.518**
Total current liabilities		17.069.313	13.841.343
Total Equity and liabilities		28.108.919	25.246.595

(1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements as of March 31, 2015

Page 5 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01.2 Consolidated income statements for the three month periods ended March 31, 2015 and 2014

Page 6 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note (1) 03/31/2015 03/31/2014 (2) Revenue 5 1.558.849 1.541.559 Changes in inventories of finished goods and work in progress 37.384 38.694 Other operating income 55.729 52.530 Raw materials and consumables used (956.604) (995.795) Employee benefit expenses (189.721) (184.096) Depreciation, amortization and impairment charges 5 (122.949) (76.228) Other operating expenses (184.373) (188.534) Operating profit 198.315 188.130 Financial income 19 19.315 13.726 Financial expense 19 (203.858) (165.413) Net exchange differences (525) (3.351) Other financial income/(expense), net 19 (1.849) 10.597 Financial expense, net (186.917) (144.441) Share of profit (loss) of associates carried under the equity method 940 (2.529) Profit (loss) before income tax 12.338 41.160 Income tax benefit 20 26.821 12.437 Profit for the year from continuing operations 39.159 53.597 Profit (loss) from discontinued operations, net of tax 7 (11.129) (25.104) Profit for the year 28.030 28.493 Profit attributable to non-controlling interests (1.474) 2.864 Profit attributable to non-controlling interests discontinued operations 4.605 1.208 Profit for the year attributable to the parent company 31.161 32.565 Weighted average number of ordinary shares outstanding (thousands) 22 839.769 825.563 Basic earnings per share from continuing operations (€ per share) 22 0,04 0,07 Basic earnings per share from discontinued operations (€ per share) 22 (0,01) (0,03) Basic earnings per share attributable to the parent company (€ per share) 0,03 0,04 Weighted average number of ordinary shares affecting the diluted earnings per share (thousands) 22 859.805 845.594 Diluted earnings per share from continuing operations (€ per share) 22 0,04 0,07 Diluted earnings per share from discontinued operations (€ per share) 22 (0,01) (0,03) Diluted earnings per share attributable to the parent company (€ per share) 0,03 0,04 (1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements as of March 31, 2015 (2) Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements Three-month ended - Amounts in thousands of euros - Consolidated interim income statements for the three month periods ended March 31, 2015 and 2014

Page 7 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01.3 Consolidated statements of comprehensive income for the three month periods ended March 31, 2015

Page 8 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Nota (1) 03/31/2015 03/31/2014 (2) Profit for the period 28.030 28.493 Items that may be subject to transfer to income statement: Change in fair value of available for sale financial assets 1.255 (15) Change in fair value of cash flow hedges (48.610) (78.713) Currency translation differences 40.187 4.651 Tax effect 17.581 19.615 Net income/(expenses) recognized directly in equity 10.413 (54.462) Cash flow hedges 11 23.222 24.584 Tax effect (6.502) (7.375) Transfers to income statement for the period 16.720 17.209 Other comprehensive income 27.133 (37.253) Total comprehensive income for the period 55.163 (8.760) Total comprehensive income attributable to non-controlling interest (44.569) 1.705 Total comprehensive income attributable to the parent company 10.594 (7.055) Total comprehensive income attributable to the parent company from continuining operations (97.901) 32.159 Total comprehensive income attributable to the parent company from discontinued operations 87.307 (25.104) (1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements as of March 31, 2015 (2) Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements. Consolidated interim statements of comprehensive income for the three month periods ended March 31, 2015 and 2014 - Amounts in thousands of euros - Three-months ended

Page 9 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01.4 Consolidated statements of changes in equity for the three month periods ended March 31, 2015 and 2014

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 10

Consolidated statements of changes in equity for the three month periods ended March 31, 2015 and 2014

- Amounts in thousands of euros -

	Attributable to the Owners of the Company						
	Share capital	Parent company and other reserves	Accumulated currency transaltion differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at December 31, 2013	91.857	959.454	(582.835)	852.378	1.320.854	572.149	1.893.003
Profit for the period after taxes	-	-	-	32.565	32.565	(4.072)	28.493
Other comprehensive income (loss)	-	(41.550)	1.930	-	(39.620)	2.367	(37.253)
Total comprehensive income (loss)	-	(41.550)	1.930	32.565	(7.055)	(1.705)	(8.760)
Treasury shares	-	(17)	-	-	(17)	-	(17)
Capital decrease	(633)	633	-	-	-	-	-
Distribution of 2013 profit	-	102.383	-	(194.020)	(91.637)	-	(91.637)
Transactions with owners	(633)	102.999	-	(194.020)	(91.654)	-	(91.654)
Acquisitions	-	-	-	(29.318)	(29.318)	-	(29.318)
Capital increase in subsidiaries with non-controlling interest	-	-	-	-	-	42.347	42.347
Scope variations and other movements	-	62.393	-	2.586	64.979	(6.999)	57.980
Scope variations, acquisitions and other movements	-	62.393	-	(26.732)	35.661	35.348	71.009
Balance at March 31, 2014	91.224	1.083.296	(580.905)	664.191	1.257.806	605.792	1.863.598
Balance at December 31, 2014	91.799	1.044.703	(529.331)	838.099	1.445.270	1.200.902	2.646.172
Profit for the period after taxes	-	-	-	31.161	31.161	(3.131)	28.030
Other comprehensive income (loss)	-	(9.759)	(10.808)	-	(20.567)	47.700	27.133
Total comprehensive income (loss)	-	(9.759)	(10.808)	31.161	10.594	44.569	55.163
Treasury shares	-	961	-	-	961	-	961
Capital decrease	(82)	82	-	-	-	-	-
Distribution of 2014 profit	-	104.705	-	(199.599)	(94.894)		(94.894)
Transactions with owners	(82)	105.748	-	(199.599)	(93.933)	-	(93.933)
Scope variations and other movements	-	-	-	6.130	6.130	261.625	267.755
Scope variations, acquisitions and other movements	-	-	-	6.130	6.130	261.625	267.755
Balance at March 31, 2015	91.717	1.140.692	(540.139)	675.791	1.368.061	1.507.096	2.875.157

Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements as of March 31, 2015

Page 11 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01.5 Consolidated condensed cash flow statements for the three month periods ended March 31, 2015 and 2014

Page 12 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note (1) 03/31/2015 03/31/2014 (2) I. Profit for the period from continuing operations 39.159 53.597 Non-monetary adjustments 241.433 163.309 II. Profit for the period from continuing operations adjusted by non monetary items 280.592 216.906 III. Variations in working capital and discontinued operations 83.832 (546.722) Income tax received (paid) 4.066 7.987 Interest paid (207.381) (141.455) Interest received 13.612 6.367 Discontinued operations 17.125 8.606 A. Net cash provided by operating activities 191.846 (448.311) Intangible assets and property, plant & equipment 5 (845.264) (340.785) Other investments (54.687) (37.973) Discontinued operations 7 80.982 29.150 B. Net cash used in investing activities (818.969) (349.608) Underwritten Public Offering of subsidiaries 291,162 - Other disposals and repayments 31,563 1.034.551 C. Net cash provided by financing activities 322.725 1.034.551 Net increase/(decrease) in cash and cash equivalents (304.398) 236.632 Cash, cash equivalents and bank overdrafts at beginning of the period 1.810.813 2.951.683 Transaltion differences cash or cash equivalent 42.571 1.673 Assets held for sale (139.455) (81) Discontinued operations - (8.690) Cash and cash equivalents at end of the period 1.409.531 3.181.217 (1) Notes 1 to 26 are an integral part of these Consolidated Condensed Interim Financial Statements as of March 31, 2015 (2) Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements. Consolidated condensed cash flow statements for the three month periods ended March 31, 2015 and 2014 - Amounts in thousands of euros - Three-months ended 6.2

Page 13 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements 01.6 Notes to the consolidated condensed interim financial statements for the three month period ended March 31, 2015

Page 14 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Contents Note 1.- General information 15 Note 2.- Basis of presentation 15 Note 3.- Critical accounting policies 17 Note 4.- Financial risk management 17 Note 5.- Financial information by segment 17 Note 6.- Changes in the composition of the group 22 Note 7.- Assets held for sale and discontinued operations 23 Note 8.- Intangible assets and property, plant and equipment 26 Note 9.- Fixed assets in projects 27 Note 10.- Financial Investments 28 Note 11.- Derivative financial instruments 28 Note 12.- Inventories 29 Note 13.- Clients and other receivable accounts 29 Note 14.- Share Capital 29 Note 15.- Project debt 30 Note 16.- Corporate financing 32 Note 17.- Grants and other liabilities 34 Note 18.- Trade payables and other current liabilities 35 Note 19.- Finance income and expenses 35 Note 20.- Income tax 36 Note 21.- Fair value of financial instruments 36 Note 22.- Earnings per share 37 Note 23.- Average number of employees 38 Note 24.- Transactions with related parties 38 Note 25.- Employee remuneration and other benefits 39 Note 26.- Subsequent events to the March 2015 closing 39

Page 15 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Notes to the Consolidated Condensed Interim Financial Statements for the three month period ended March 31, 2015 Note 1.- General information Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of the three month period ended March 31, 2015, included 678 companies: the parent company itself, 632 subsidiaries, 16 associates and 29 joint ventures. Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville. Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market) and Class B shares are included in the IBEX 35. Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually. Following the initial public offering of our subsidiary Abengoa Yield (see Note 6.2) and the later stake decrease (see Note 7.1), Abengoa held a 51.05% interest as of March 31, 2015. Abengoa Yield’s shares are also listed in the NASDAQ Global Select Market since June 13, 2014. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. Abengoa`s business and the internal and external management information are organized under the following three activities: › Engineering and construction: includes the traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. The Consolidated Condensed Interim Financial Statements for the period ended on March 31, 2015 were formulated on May 13, 2015. Translation of financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards adopted by the European Union. In the event of a discrepancy, the Spanishlanguage version prevails. Note 2.- Basis of presentation The Group's consolidated financial statements corresponding to the fiscal year ended December 31, 2014 were prepared by the Directors of the Company in accordance with International Financial Reporting Standards adopted by the European Union (IFRS-EU), applying the principles of consolidation, accounting policies and valuation criteria described in Note 2 of the notes to the aforementioned consolidated financial statements, so that they present the Group’s equity and financial position as of December 31, 2014 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date. The Group’s consolidated financial statements corresponding to the 2014 financial year were approved by the General Shareholders’ Meeting of the Parent Company held on March 29, 2015. These Consolidated Condensed Interim Financial Statements are presented in accordance with IAS (International Accounting Standard) 34, ‘Financial Reporting’ approved by the European Union. These Consolidated Condensed Interim Financial Statements have been prepared based on the accounting records of Abengoa S.A. and the subsidiary companies which are part of the Group, and include the adjustments and re-classifications necessary to achieve uniformity between the accounting and presentation criteria followed by all the companies of the Group (in all cases, in accordance with local regulations) and those applied by Abengoa, S.A. for the purpose of preparing consolidated financial statements.

Page 16 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements In accordance with IAS 34, financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Group, placing emphasis on new activities, occurrences and circumstances that have taken place during the three month period ended March 31, 2015 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2014. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the EU. In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Abengoa’s consolidated financial statements for the year ended December 31, 2014. Given the activities in which the companies of the Group engage, their transactions are not of a cyclical or seasonal nature. For this reason, specific breakdowns are not included in these explanatory notes to the Consolidated Condensed Interim Financial Statements corresponding to the three month period ending on March 31, 2015. In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, the Group, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements. The amounts included within the documents comprising the Consolidated Condensed Interim Financial Statements (Consolidated Condensed Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Condensed Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros. Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership. 2.1. Application of new accounting standards a) Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: › Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB. The applications of these amendments have not had any material impact. b) Standards, interpretations and amendments published by the IASB that will be effective for periods after March 31, 2015: › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after March 31, 2015.

Page 17 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note 3.- Critical accounting policies The Accounting Policies followed in these Consolidated Condensed Interim Financial Statements are consistent with those established in Abengoa's Consolidated Financial Statements as of December 31, 2014 which are described in Note 2 to such Consolidated Financial Statements. In Abengoa’s Consolidated Condensed Interim Financial Statements corresponding to the three month period ended March 31, 2015 estimates and assumptions have been made by the Management of the Group and the Management of the consolidated subsidiaries (and subsequently verified by their Directors), in order to quantify some of the assets, liabilities, income, expenses and commitments recorded therein. The most critical accounting policies that involve estimations are as follows: › Impairment of intangible assets and goodwill. › Revenue from construction contracts. › Concession agreements. › Income taxes and recoverable amount of deferred tax assets. › Derivatives and hedging. A full description of the above mentioned critical accounting estimates and judgments is provided in Note 3 to the Abengoa’s Consolidated Financial Statements as of December 31, 2014. Although these estimates and assumptions are made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in the Consolidated Income Statement of the year in which the change occurs. During the first three months of 2015, in opinion of the Directors there were no significant changes to the estimates made at the end of 2014. Note 4.- Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company. Additionally, the sources of finance are diversified, in an attempt to prevent concentrations than may affect our liquidity risk. Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through Internal Audit procedures. These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 4 to Abengoa’s Consolidated Financial Statements as of December 31, 2014. Note 5.- Financial information by segment 5.1. Information by business segment As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of six operating segments: › Engineering and construction; includes the traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market. This activity comprises one operating segment Engineering and Construction. Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 18

- Concession-type infrastructures: groups together the company's proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and the Company focus on operating them as efficiently as possible.

  The Concession-type infrastructures activity comprises four operating segments:

  - Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology.
  - Transmission – Operation and maintenance of high-voltage transmission power line infrastructures.
  - Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.
  - Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants.

  From June to December 2014, this activity reported Abengoa Yield operating segment, which is considered as discontinued operation, as explained in Note 7.

- Industrial production: covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The company holds an important leadership position in these activities in the geographical markets in which it operates.

  This activity is comprised of one operating segment:

  - Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber cereals, sugar cane and oil seeds (soy, rape and palm) as raw materials.

Abengoa's Chief Operating Decision Maker ('CODM') assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investments in assets are held at project companies which are financed through project debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

a) The following table shows the Segment Revenues and EBITDA for the three month period ended March 31, 2015 and 2014:

	Revenue		Ebitda	
	For the three months ended		For the three months ended	
Item	03.31.15	03.31.14	03.31.15	03.31.14
Engineering and construction				
Engineering and construction	1,069,929	1,068,137	243,472	193,836
Total	1,069,929	1,068,137	243,472	193,836
Concession-type infrastructure				
Solar	57,932	39,620	38,891	16,560
Transmission lines	13,422	10,135	11,611	6,831
Water	40,427	12,880	29,721	8,003
Cogeneration and other	10,036	4,753	4,111	465
Total	121,817	67,388	84,334	31,859
Industrial production				
Biofuels	367,103	406,034	(6,542)	38,663
Total	367,103	406,034	(6,542)	38,663
Total	1,558,849	1,541,559	321,264	264,358

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 19

The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

Line	For the three months ended 03.31.15	For the three months ended 03.31.14
Total segment EBITDA	321,264	264,358
Amortization and depreciation	(122,949)	(76,228)
Financial expenses net	(186,917)	(144,441)
Share in profits/ (losses) of associates	940	(2,529)
Income tax expense	26,821	12,437
Profit (loss) from discontinued operations, net of tax	(11,129)	(25,104)
Profit attributable to non-controlling interests	3,131	4,072
Profit attributable to the parent company	31,161	32,565

b) The assets and liabilities by Segment as of March 31, 2015 and December 31, 2014 are as follows:

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 03.31.15
Assets allocated							
Intangible assets	401,791	276	-	6,766	915	1,245,982	1,655,730
Property plant and equipment	293,183	23,094	-	-	-	998,128	1,314,405
Fixed assets in projects	-	438,940	2,222,367	631,415	352,905	1,011,923	4,657,550
Current financial investments	1,077,154	104,257	39,025	8,811	13,627	279,003	1,521,877
Cash and cash equivalents	458,360	222,985	83,466	18,844	29,146	596,730	1,409,531
Subtotal allocated	2,230,488	789,552	2,344,858	665,836	396,593	4,131,766	10,559,093
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	853,641
Deferred tax assets	-	-	-	-	-	-	1,548,338
Other current assets	-	-	-	-	-	-	2,497,163
Assets held for sale	-	-	-	-	-	-	12,650,684
Subtotal unallocated	-	-	-	-	-	-	17,549,826
Total Assets	-	-	-	-	-	-	28,108,919

	Engineering and construction	Concession-type infrastructure				Industrial production	
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 03.31.15
Liabilities allocated							
L-T and S-T corpor. financing	1,544,606	933,997	365,015	78,930	122,081	2,499,471	5,544,100
L-T and S-T non rec. financing	6,772	870,088	1,773,913	283,670	528,831	496,345	3,959,619
L-T and S-T lease liabilities	13,826	-	-	-	-	20,481	34,307
Subtotal allocated	1,565,204	1,804,085	2,138,928	362,600	650,912	3,016,297	9,538,026
Unallocated liabilities							
L-T and S-T Other loans and borrowings	-	-	-	-	-	-	117,390
L-T grants and other liabilities	-	-	-	-	-	-	227,488
Provisions and contingencies	-	-	-	-	-	-	71,091
L-T derivative financial instruments	-	-	-	-	-	-	82,386
Deferred tax liabilities	-	-	-	-	-	-	311,139
L-T personnel liabilities	-	-	-	-	-	-	64,339
Other current liabilities	-	-	-	-	-	-	6,547,865
Liabilities held for sale	-	-	-	-	-	-	8,274,038
Subtotal unallocated	-	-	-	-	-	-	15,695,736
Total liabilities	-	-	-	-	-	-	25,233,762
Equity unallocated	-	-	-	-	-	-	2,875,157
Total liabilities and equity unallocated	-	-	-	-	-	-	18,570,893
Total liabilities and equity	-	-	-	-	-	-	28,108,919

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 20

Item	Engineering and construction	Concession-type infrastructure				Industrial production	
	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.14
Assets allocated							
Intangible assets	396,309	276	-	6,775	915	1,164,099	1,568,374
Property plant and equipment	275,952	23,113	-	4,761	-	983,487	1,287,313
Fixed assets in projects		2,111,631	2,273,131	484,317	321,102	998,184	6,188,365
Current financial investments	711,312	87,237	30,694	9,403	8,775	201,132	1,048,553
Cash and cash equivalents	498,629	339,434	119,428	36,585	34,143	782,594	1,810,813
Subtotal allocated	1,882,202	2,561,691	2,423,253	541,841	364,935	4,129,496	11,903,418
Unallocated assets							
Non-current and associated financ. invest.	-	-	-	-	-	-	997,748
Deferred tax assets	-	-	-	-	-	-	1,503,609
Other current assets	-	-	-	-	-	-	2,451,705
Assets held for sale	-	-	-	-	-	-	8,390,115
Subtotal unallocated	-	-	-	-	-	-	13,343,177
Total Assets	-	-	-	-	-	-	25,246,595

Item	Engineering and construction	Concession-type infrastructure				Industrial production	
	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.14
Liabilities allocated							
L-T and S-T corpor. financing	1,351,648	983,267	362,154	105,978	98,904	2,267,006	5,168,957
L-T and S-T non rec. financing	6,082	1,722,176	1,770,138	517,975	465,041	476,702	4,958,114
L-T and S-T lease liabilities	14,494	-	-	-	-	20,497	34,991
Subtotal allocated	1,372,224	2,705,443	2,132,292	623,953	563,945	2,764,205	10,162,062
Unallocated liabilities							
L-T Other loans and borrowings	-	-	-	-	-	-	121,402
L-T grants and other liabilities	-	-	-	-	-	-	212,606
Provisions and contingencies	-	-	-	-	-	-	87,879
L-T derivative financial instruments	-	-	-	-	-	-	225,298
Deferred tax liabilities	-	-	-	-	-	-	281,797
L-T personnel liabilities	-	-	-	-	-	-	56,659
Other current liabilities	-	-	-	-	-	-	5,972,202
Liabilities held for sale	-	-	-	-	-	-	5,480,518
Subtotal unallocated	-	-	-	-	-	-	12,438,361
Total liabilities	-	-	-	-	-	-	22,600,423
Equity unallocated	-	-	-	-	-	-	2,646,172
Total liabilities and equity unallocated	-	-	-	-	-	-	15,084,533
Total liabilities and equity	-	-	-	-	-	-	25,246,595

The criteria used to obtain the assets and liabilities per segment, are described as follows:

› With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by segments, since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

c) Net Debt by segment as March 31, 2015 and December 31, 2014 is as follows:

Item	Engineering and construction	Concession-type infrastructure				Industrial production	
	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 03.31.15
Bank debt and current/non-curr. bond	1,544,606	933,997	365,015	78,930	122,081	2,499,471	5,544,100
L-T and S-T project debt	6,772	870,088	1,773,913	283,670	528,831	496,345	3,959,619
Obligat. under curr./non-curr. financial lease	13,826	-	-	-	-	20,481	34,307
Current financial investments	(1,077,154)	(104,257)	(39,025)	(8,811)	(13,627)	(279,003)	(1,521,877)
Cash and cash equivalents	(458,360)	(222,985)	(83,466)	(18,844)	(29,146)	(596,730)	(1,409,531)
Total net debt (cash)	29,690	1,476,843	2,016,437	334,945	608,139	2,140,564	6,606,618

Item	Engineering and construction	Concession-type infrastructure				Industrial production	
	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.14
Bank debt and current/non-curr. bond	1,351,648	983,267	362,154	105,978	98,904	2,267,006	5,168,957
L-T and S-T project debt	6,082	1,722,176	1,770,138	517,975	465,041	476,702	4,958,114
Obligat. under curr./non-curr. financial lease	14,494	-	-	-	-	20,497	34,991
Current financial investments	(711,312)	(87,237)	(30,694)	(9,403)	(8,775)	(201,132)	(1,048,553)
Cash and cash equivalents	(498,629)	(339,434)	(119,428)	(36,585)	(34,143)	(782,594)	(1,810,813)
Total net debt (cash)	162,283	2,278,772	1,982,170	577,965	521,027	1,780,479	7,302,696

In order to obtain Net Debt, by segment:

1. With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by operating segment, since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated.

2. Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

Page 21 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements d) The investments in intangible assets and property, plant and equipment by segments for the three month period ended March 31, 2015 and 2014 is as follows: For the three months ended For the three months ended Item 03.31.15 03.31.14 Engineering and construction Engineering and construction 27,789 20,609 Total 27,789 20,609 Concession-type infrastructure Solar 418,499 96,483 Transmission lines 185,472 101,729 Water 47,540 14,320 Cogeneration and other 111,960 57,659 Total 763,471 270,191 Industrial production Biofuels 35,603 27,692 Total 35,603 27,692 Discontinued operations 18,401 22,293 Total 845,264 340,785 e) The distribution of depreciation, amortization and impairment charges by segments for the three month period ended March 31, 2015 and 2014 is as follows: For the three months ended For the three months ended Item 03.31.15 03.31.14 Engineering and construction Engineering and construction 46,691 17,308 Total 46,691 17,308 Concession-type infrastructure Solar 22,740 19,572 Transmission lines 13,036 4,900 Water 6,592 941 Cogeneration and other 197 2,562 Total 42,565 27,975 Industrial production Biofuels 33,693 30,945 Total 33,693 30,945 Total 122,949 76,228 5.2. Information by geographic areas The revenue distribution by geographical region for the three month period ended March 31, 2015 and 2014 is as follows: For the three months ended For the three months ended Geographical region 03.31.15% 03.31.14% - North America 341,606 21.9 692,859 44.9 - South America (except Brazil) 397,969 25.5 219,870 14.3 - Brazil 184,539 11.8 91,375 5.9 - Europe (except Spain) 220,730 14.2 202,242 13.1 - Other regions 239,697 15.4 181,068 11.8 - Spain 174,308 11.2 154,145 10.0 Consolidated Total 1,558,849 100 1,541,559 100 Outside Spain amount 1,384,541 88.8 1,387,414 90.0 Spain amount 174,308 11.2 154,145 10.0

Page 22 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note 6.- Changes in the composition of the group 6.1. Changes in the consolidation group During the three month period ended March 31, 2015 a total of 27 subsidiaries, 1 associate and 1 joint venture were added to the consolidation perimeter of the group. In addition, 4 subsidiaries were no longer included in the consolidation group. These changes did not have a significant impact on these Consolidated Condensed Interim Financial Statements. During first quarter of 2015 financial year, Kaxu Solar One, Ltd., which was recorded under the equity method in the Consolidated Financial Statements, started to be fully consolidated after we gained control over the entity (see Note 6.4). 6.2. Initial Public Offering of Abengoa Yield Plc. During 2014 financial year, Abengoa Yield Plc. (‘Abengoa Yield’ o ‘ABY’), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares. Prior to the closing of the offering, Abengoa contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). As consideration for this asset transfer, Abengoa received a 64.28% interest in Abengoa Yield and USD 779.8 million (€575 million) in cash, corresponding to the net proceeds of the initial public offering after underwriter discounts and offering expenses. During 2014 financial year, Abengoa Yield Plc. (‘Abengoa Yield’ o ‘ABY’), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares. Prior to the closing of the offering, Abengoa contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). As consideration for this asset transfer, Abengoa received a 64.28% interest in Abengoa Yield and USD 779.8 million (€575 million) in cash, corresponding to the net proceeds of the initial public offering after underwriter discounts and offering expenses. An additional stage to divest a 13% stake ended on January 22, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters’’ over-allotment option) at a price of USD 31 per share, bringing the holding in Abengoa Yield to 51%. This sale generated USD 328 million (€291 million) before underwritten public offering expenses and fees, USD 312 million (€277 million) after discounting those expenses and fees, for Abengoa, As a result of the underwritten public offering, Abengoa recorded Non-controlling interest amounting to €193 million, corresponding to the book value of the 13% stake in Abengoa Yield sold in the underwritten public offering and an increase in Equity amounting to €60 million, for the difference between the net proceeds and the book value of the net assets transferred At the end of March 31, 2015 and December 31, 2014, and following the Company’s plan to reduce the participation of Abengoa Yield Plc which will result in a loss of control, we proceeded to account for ABY as a discontinued operation based on the requirements of IFRS 5 (see Note 7). 6.3. Main acquisitions and disposals a) Acquisitions › There were no significant acquisitions during the three month period ended March 31, 2015. b) Disposals › During February 2015, Abengoa closed the sale of the full stake held in Skikda and Honnaine (two desalination plants in Algeria), transmission lines in Peru (ATN2), STE plant in Abu Dhabi (Shams) and, as well as 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) at the end of the year. It was made pursuant to plan to accelerate the sale of assets to Abengoa Yield approved at the end of 2014 and in 2015, respectively (see Note 7.1). The sale of assets has been completed for a total amount of 79.5 million US dollar and it was made pursuant to the Right of First Offer agreement signed between the two companies. Transmission lines in Peru (ATN2), STE plant in Abu Dhabi (Shams) sale is subject to certain usual terms which include approval by the financial institutions and, in some cases, by the rest of the company partners. In opinion of the Directors, the Company expects to complete the aforemention transaction in the short term. 6.4. Business combinations Full consolidation of Kaxu Solar One, Ltd., the company that owns the assets and liabilities of the thermo-solar plant in Kaxu, in South Africa, previously accounted through the equity method, began during the three month period ended March 31, 2015, once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Public Administration. This change of control of the company and consequently its full consolidation means that all its assets and liabilities have been integrated according to IFRS 3 (‘Business combinations’) with no significant differences arising between the book value in Abengoa’s consolidation and its fair value. As of March 31, 2015, Kaxu Solar One, Ltd. is included in the plan to accelerate the sale of assets to Abengoa Yield (see note 7), and its assets and liabilities are classified as held for sale as held for sale in accordance with the requirements of IFRS 5.

Page 23 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note 7.- Assets held for sale and discontinued operations 7.1. Plan to further optimize Abengoa Financial Structure On December 15, 2014, Abengoa´s Board of Directors approved a plan to further improve its financial structure through three main initiatives: › Reduce its stake in Abengoa Yield › Accelerate the sale of assets to Abengoa Yield › The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. The impacts of these initiatives and their main effects in relation to the reclassification to heading ‘Assets held for sale and discontinued operations’ as of March 31, 2015 and December 31, 2014 are described below. Reduce its stake in Abengoa Yield The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors and is expected to be completed within one year, through the completion of following steps: › An initial stage to divest a 13% stake ended on January 22, 2015, via the sale in an under written public offering of 10,580,000 ordinary shares in Abengoa Yield, bringing the holding in Abengoa Yield to 51% (see Note 6.2). › The second step will consist of the divestment of an additional shareholding in Abengoa Yield and the strengthening of the Right Of First Offer (ROFO) agreement between the two companies, as well as a review of the corporate governance of Abengoa Yield to reinforce the role of the independent directors so that control is effectively transferred when the second sale takes place. Taking into account that Abengoa Yield was presented as an operating segment within the Concession-Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield have for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. In accordance with this standard, the results of Abengoa Yield for the three month period ended March 31, 2015 are considered as a discontinued operation, consequently are included under a single heading (‘Profit (loss) from discontinued operations, net of tax’) in Abengoa’s Consolidated Financial Statements for the three month period ended March 31, 2015. Likewise, the Consolidated Income Statement for the three month period ended March 31, 2014, which is included for comparison purposes in Abengoa’s Consolidated Financial Statements for the three month period ended March 31, 2015, also includes the results generated by Abengoa Yield recorded under a single heading, for the activities which are now considered discontinued. As of March 31, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Abengoa Yield and reclassified to assets and liabilities held for sale in accordance with IFRS 5, is as follows: Item Balance as of 03.31.15 Balance as of 12.31.14 Fixed assets in projects 6,207,718 5,574,324 Investments in associates 104,923 4,136 Financial investments 77,831 43,623 Deferred tax assets 81,308 58,465 Current assets 960,995 580,441 Project debt (3,895,035) (3,457,156) Other non-current liabilities (1,763,336) (1,263,060) Other current liabilities (100,407) (102,539) Total net assets and liabilities held for sale 1,673,997 1,438,234

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 24

Additionally, for the three month periods ended March 31, 2015 and 2014, the impact of the discontinuity of the Abengoa Yield's Income Statements, is as follows:

Item	For the three months ended 03.31.15	For the three months ended 03.31.14
Revenue	89,014	42,696
Other operating income	8,166	7,287
Operating expenses	(58,880)	(31,904)
I. Operating profit	38,300	18,079
II. Financial expense, net	(54,107)	(39,379)
III. Share of profit/(loss) of associates carried under the equity method	1,142	(227)
IV. Profit before income tax	(14,665)	(21,527)
V. Income tax benefit	3,536	(3,577)
VI. Profit for the period from continuing operations	(11,129)	(25,104)
VIII. Profit for the period attributable to the Parent Company	(11,129)	(25,104)

Furthermore for the three month period ended March 31, 2015 and 2014, the breakdown of the Consolidated Cash Flows Statements of Abengoa Yield is as follows:

Item	For the three months ended 03.31.15	For the three months ended 03.31.14
Profit for the year from continuing operations	(11,129)	(25,104)
I. Profit for the year from continuing operations adjusted by non-monetary items	46,232	34,777
II. Variations in working capital	4,076	(26,513)
III. Interest and income tax received / paid	(17,125)	(8,606)
A. Net cash provided by operating activities	33,183	(342)
B. Net cash used in investing activities	(80,982)	(29,150)
C. Net cash provided by financing activities	(16,513)	20,804
Net increase/(decrease) in cash and cash equivalents	(64,312)	(8,688)
Cash, cash equivalents and bank overdrafts at beginning of the year	291,413	259,854
Translation differences cash or cash equivalent	22,147	181
Cash and cash equivalents at end of the year	249,248	251,347

Finally for the period ended March 31, 2015 and December 31, 2014, the amount of income recognized directly in equity related to Abengoa Yield amounts to €87,307 thousand and €25,104 thousand, respectively.

Accelerate the sale of assets to Abengoa Yield

Following the plan to accelerate the sale of assets to Abengoa Yield under the Right of First Offer (ROFO) agreement launched at the start of 2014 with the approval of Abengoa's board of directors, with the aim of divesting certain concession project companies, during February 2015, Abengoa closed the sale of the full stake held in Skikda and Honnaine (two desalination plants in Algeria) and 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) at the end of the year.

Additionally during the three-month period ended March 31, 2015, Abengoa's board of directors approved the divestment of certain companies owning thermo-solar concessions in Spain and South Africa. Given that as of March 31, 2015, the previous companies are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the Consolidated Condensed Statement of Financial Position as of March 31, 2015.

As of May 11, 2015 Abengoa has reached an agreement with Abengoa Yield to sell a third asset package comprised of four renewable assets for a total cash proceeds of approximately €614 million. The transaction has been approved by both Abengoa Yield and Abengoa's board of directors. Closing is subject to the customary approvals. The assets consist of Helios 1 and 2 (100MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70% stake in Helioenergy 1 & 2 (100 MW solar complex of which Abengoa Yield already owned a 30 % stake), all in Spain, as well as 51% stake in Kaxu (100 MW solar complex) in South Africa. Abengoa will subscribe a 51% of the capital increase that Abengoa Yield has priced to finance this acquisition.

As of March 31, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Condensed Statements of Financial Position related to these companies and reclassified to assets and liabilities held for sale, is as follows:

Item	Balance as of 03.31.15	Balance as of 12.31.14
Fixed assets in projects	2,342,296	142,213
Investments in associates	20,290	37,901
Financial investments	5,212	297
Deferred tax assets	69,820	-
Current assets	89,779	35,463
Project debt	(1,574,993)	(126,170)
Other non-current liabilities	(273,452)	(491)
Other current liabilities	(4,973)	(2,210)
Total net assets and liabilities held for sale	673,979	87,003

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 25

The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction and development.

Following the agreement reached with the infrastructure fund EIG Global Energy Partners ('EIG'), on April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to finance the construction of the projects that will be transferred to APW-1. As part of the transaction, the newly formed company, APW-1, will acquire a portfolio of selected Abengoa's projects under construction, including renewable and conventional power generation and power transmission assets in different geographies including Mexico, Brazil, Chile, Israel and United States.

To this end, APW-1's initial equity commitment will be in the range of US$2,000 million, of which 55 % will be invested by EIG managed funds, and the remaining 45 % by Abengoa. Abengoa will have a non-controlling ownership in the projects APW-1, which will be jointly managed, so this will lead to Abengoa will no longer have a controlling interest in these assets

Furthermore, APW-1 has adhered to the existing ROFO (Right of First Offer) agreement between Abengoa and Abengoa Yield, and additionally, as part of the agreement, Abengoa and APW-1 have also signed a new ROFO agreement to allow APW-1 to invest in new projects awarded to Abengoa.

Given that as of March 31, 2015 and December 31, 2014, the companies associated with previous projects are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the respective Consolidated Statement of Financial Position. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

As of March 31 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position reclassified to assets and liabilities held for sale, is as follows:

Item	Balance as of 03.31.15	Balance as of 12.31.14
Fixed assets in projects	2,461,475	1,710,429
Financial investments	67	44
Deferred tax assets	1,193	47
Current assets	68,974	33,348
Project debt	(470,049)	(252,784)
Other non-current liabilities	(20,317)	(13,646)
Other current liabilities	(33,549)	(115,346)
Total net assets and liabilities held for sale	2,007,794	1,362,092

7.2. Assets held for sale (shares in Linha Verde Transmissora de Energía, S.A.)

During 2014 financial year, the Company signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. ('Linha Verde'), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. As of March 31, 2015 and December 31, 2014, the sale is subject to the closing conditions customary for the sale of these types of assets.

Given that as of those dates, the subsidiary is available for immediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Linha Verde as held for sale in the respective Consolidated Statement of Financial Position. Until closing of the sale transaction, the assets will be classified as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

The expected cash proceeds will be approximately 40 million Brazilian Real (approximately €11.6 million).

As of March 31, 2015 and December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Linha Verde and reclassified to assets and liabilities held for sale, are as follows:

Item	Balance as of 03.31.15	Balance as of 12.31.14
Fixed assets in projects	153,314	163,529
Deferred tax assets	782	834
Current assets	4,707	5,022
Project debt	(109,127)	(116,398)
Other current liabilities	(28,800)	(30,719)
Total net assets and liabilities held for sale	20,876	22,268

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Note 8.- Intangible assets and property, plant and equipment

8.1. The detail of the main categories included in intangible assets as of March 31, 2015 and December 31, 2014 is as follow:

Item	Goodwill	Development assets	Other	Total
Intangible assets cost	475,630	1,176,499	303,390	1,955,519
Amortization and impairment	-	(207,448)	(92,341)	(299,789)
Total as of March 31, 2015	475,630	969,051	211,049	1,655,730

Item	Goodwill	Development assets	Other	Total
Intangible assets cost	487,645	1,063,405	295,478	1,846,528
Amortization and impairment	-	(192,587)	(85,567)	(278,154)
Total as of December 31, 2014	487,645	870,818	209,911	1,568,374

8.2. The detail of the main categories included in Property, plant and equipment as of March 31, 2015 and December 31, 2014 is as follow:

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	527,673	1,361,435	64,972	105,773	2,059,853
Depreciation and impairment	(124,022)	(553,054)	-	(68,372)	(745,448)
Total as of March 31, 2015	403,651	808,381	64,972	37,401	1,314,405

Item	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Property, plant & equipment cost	513,103	1,303,197	59,441	103,392	1,979,133
Depreciation and impairment	(117,892)	(515,207)	-	(58,721)	(691,820)
Total as of December 31, 2014	395,211	787,990	59,441	44,671	1,287,313

8.3. As of March 31, 2015, there was no impairment evidence in our tangible or intangible assets based on the Director's available information

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Note 9.- Fixed assets in projects

There are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements.

9.1. The detail of the main categories included in Concession assets in projects as of March 31, 2015 and December 31, 2014 is as follows:

Item	Intangible and financial assets	Total
Concession assets in projects cost	3,530,032	3,530,032
Amortization and impairment	(126,350)	(126,350)
Total as of March 31, 2015	3,403,682	3,403,682

Item	Intangible and financial assets	Total
Concession assets in projects cost	5,225,173	5,225,173
Amortization and impairment	(282,984)	(282,984)
Total as of December 31, 2014	4,942,189	4,942,189

The decrease in the cost of concession assets is primarily due to the classification as assets held for sale of assets corresponding to the companies mentioned in Note 7.1.

As of March 31, 2015, concessional financial assets amount to €698,330 thousand.

9.2. The detail of the main categories included in Other assets in projects as of March 31, 2015 and December 31, 2014 is as follows:

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	310,910	1,026,829	29,999	362,354	72,627	1,802,719
Depreciation and impairment	(74,364)	(321,365)	-	(125,283)	(27,839)	(548,851)
Total as of March 31, 2015	236,546	705,464	29,999	237,071	44,788	1,253,868

Item	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Other assets in projects cost	305,587	997,274	22,391	372,170	78,987	1,776,409
Depreciation and impairment	(67,591)	(304,027)	-	(131,902)	(26,713)	(530,233)
Total as of December 31, 2014	237,996	693,247	22,391	240,268	52,274	1,246,176

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Note 10.- Financial Investments

The detail of the main categories included in financial investment as of March 31, 2015 and December 31, 2014 is as follows:

Item	Balance as of 03.31.15	Balance as of 12.31.14
Available for sale financial assets	41,089	39,466
Other receivable accounts	600,581	641,024
Derivative assets	8,559	5,997
Total non-current financial investments	650,229	686,487

Item	Balance as of 03.31.15	Balance as of 12.31.14
Available for sale financial assets	5,694	7,183
Other receivable accounts	1,489,951	1,026,528
Derivative assets	26,232	14,842
Total current financial investments	1,521,877	1,048,553
Total financial investments	2,172,106	1,735,040

The most significant variations in non-current financial investments during the three month period ended March 31, 2015 correspond mainly to the decrease of receivable accounts with Kaxu Solar One, Ltd., which was previously accounted for under the equity method, beginning full consolidation during the three month period ended March 31, 2015 (see Note 6.4); as well as classification as assets held for sale of assets corresponding to companies classified as held for sale.

The most significant variations in current financial investments during the three month period ended March 31, 2015 are due to the increase of deposits to guarantee certain projects.

Note 11.- Derivative financial instruments

The fair value of derivative financial instruments as of March 31, 2015 and December 31, 2014 is as follows:

Item	03.31.15		12.31.14	
	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives – cash flow hedge	19,367	22,890	6,017	13,163
Interest rate derivatives – cash flow hedge	3,108	29,179	5,271	215,308
Interest rate derivatives – non-hedge accounting	-	33,120	-	33,163
Commodity derivatives – cash flow hedge	7,200	41,271	8,806	30,882
Embedded derivatives of convertible bonds and shares options (Note 16.3)	5,116	42,427	745	12,519
Total	34,791	168,887	20,839	305,035
Non-current part	8,559	82,386	5,997	225,298
Current part	26,232	86,501	14,842	79,737

Fair value of derivative assets increased in the three month period ended March 31, 2015 mainly due to increase in the fair value of exchange rate derivatives due to the appreciation of the US dollar against euro, partially offset by depreciation of Brazilian real against US dollar, as well as, the increase in the fair value of call options (7,000,000 and 7,100,000 Abengoa's shares with a strike price of €4.22 and €6.05 per share respectively, initially subscribed in order to partially hedge the derivates embedded in the convertible notes), caused by an increase in the stock price of the shares of Abengoa, which is a principal factor in the fair value of the embedded derivatives and options.

The fair value of derivative liabilities decreased in the three month period ended March 31, 2015 due to the classification of derivative financial instruments of companies classified as held for sale as financial assets held for sale. Additionally, there has been an increase of fair value of embedded derivates due to the issuance of in the exchangeable notes Abengoa Yield maturing in 2017 (see Note 16.3).

The fair value amount recognized in the Consolidated Income Statement in the three month period ended March 31, 2015 for the financial instruments derivatives designated as hedging instruments is a loss of €23,222 thousand (loss of €24,584 thousand in the three month period ended March 31, 2014).

At the end of the three period ended March 31, 2015, the net amount of the fair value of derivatives recorded directly in the Consolidated Income Statement as a result of not meeting all the requirements of IAS39 to be designated as accounting hedges represented a loss of €2,142 thousand (loss of €5,308 thousand for the three months ended March 31, 2014).

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Note 12.- Inventories

Inventories as of March 31, 2015 and December 31, 2014 were as follows:

Item	Balance as of 03.31.15	Balance as of 12.31.14
Goods for sale	12,756	8,992
Raw materials and other supplies	174,222	116,714
Work in progress and semi-finished products	1,561	1,135
Projects in progress	70,756	40,712
Finished products	83,756	73,101
Advance Payments to suppliers	67,871	54,135
Total	410,922	294,789

Note 13.- Clients and other receivable accounts

The breakdown of Clients and Other Receivable Accounts as of March 31, 2015 and December 31, 2014 is as follows:

Item	Balance as of 03.31.15	Balance as of 12.31.14
Customer receivables	504,930	592,628
Unbilled revenues	820,097	913,122
Bad debt provisions	(78,428)	(82,209)
Tax receivables	647,175	595,784
Other debtors	192,467	137,591
Total	2,086,241	2,156,916

The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

Note 14.- Share Capital

As of March 31, 2015 the share capital amounts to €91,717,022 corresponding to 839,769,720 shares completely subscribed and disbursed, divided into two distinct classes, as follows:

- 84,160,934 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights ('Class A Shares').
- 755,608,786 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company's by laws ('Class B Shares' and, together with class A shares, 'Shares with Voting Rights').

In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of March 31, 2015 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	50.50
Finarpisa, S.A. (*)	6.20

(*) Inversión Corporativa Group.

On September 30, 2012, the Extraordinary General Shareholders' Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which have been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they held. This Extraordinary General Shareholders' Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of the number of converted class A shares to by 0.99 Euros per share, with a credit to restricted reserves.

Page 30 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements On April 6, 2014, the Ordinary General Shareholders’ Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a ‘scrip dividend’. On April 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa did so. As such, on April 22, 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand. The capital increase was carried out on April 23, 2014 with the issue of 810,582 Class A shares and 13,396,448 Class B shares, at their respective par values, in other words 1 euro for the Class A shares and 0.01 euro for the Class B shares. The total amount of the increase was therefore €944,546.48, of which €810,582 corresponded to the Class A shares issued and €133,964.48 to the Class B shares.In connection with the Dividend of US$0.2592 per Abengoa Yield received on 16 March 2015, an exchange price has been adjusted to US$38.439 and the exchange property comprises 7,258,169.53 Abengoa Yield Shares, with effect from March 25, 2015. During three month period ended March 31, 2015 a capital reduction has taken place by reducing 82,706 Class A shares into Class B shares, which has led to a capital reduction of €82 thousand. Following the aforementioned capital conversions the share capital as of March 31, 2015 amounts to €91,717,022 corresponding to 839,769,720 shares completely subscribed and disbursed, and divided into two distinct classes of shares: 84,160,934 class A shares and 755,608,786 class B shares. After the end of the three month period ended March 31, 2015, a capital reduction has taken place, through which 459,857 Class A shares converted into class B shares, which has resulted in a reduction of capital of €455 thousand, and additionally, as of May 4, 2015, in connection with the €400 million convertible bonds maturing in 2019 conversion, the share capital has been increased for a total amount of €811 thousand (see Note 16.3). As a result of the aforementioned transactions, the Abengoa share capital as of May 7, 2015, amounts to €92,072,308 corresponding to 920,824,128 shares completely subscribed and disbursed, and divided into two distinct classes of shares: 83,701,077 class A shares and 837,123,051 class B shares. As of March 31, 2015 treasury stock amounted to 41,171,840 shares, which 5,508,057are class A shares and 35,663,783 class B shares. Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 3,065,328 class A shares and 66,918,931 class B shares and treasury stock transferred amounted to 3,107,803 class A shares and 67,328,881 class B shares, with a net increase of €961 thousand recognized in equity. The General Shareholders’ meeting held on March 29, 2015 approved a dividend of €0.113 per share, which totals €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment. The Company has terminated, with effects as of 21 April 2015 and in accordance with its terms, the liquidity agreement that, in respect of its Class B shares, was entered into with Santander Investment Bolsa, S.V. on 8 November 2012. Note 15.- Project debt The Consolidation Group includes interests in various companies that, in general, have been created to develop an integrated product that consists of designing, constructing, financing, operating and maintaining a specific infrastructure (usually a large-scale asset such as a power transmission line). These may be owned outright or under a concession arrangement for a specific period of time and they are financed with non-recourse project financing (project finance). Project finance (non-recourse financing) is generally used as a means of constructing an asset, using the assets and cash flows of the company (or group of companies) that will perform the activity associated with the project being financed as collateral. In most cases the assets and/or contracts are used as a guarantee against repayment of the financing. Compared to corporate financing, the project finance has certain key benefits, which include a longer borrowing period (due to the profile of the cash flows generated by the project) and a clearly defined risk profile. Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project –mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.) –bridge loan (Non-recourse finance in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements. Obtaining this financing is considered as a temporary funding transaction and is equivalent to the advances that clients traditionally make during the different execution phases of a construction project or works. Bridge loan has specific characteristics compared to traditional advances from clients. For example the funds are usually advanced by a financial institution (usually for terms of less than 2-3 years), although there are similarities in the implicit risk that mainly relates to the capacity of the company that is going to own the project to construct it correctly in time and form.

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The specific funding requirements that usually accompany bridge financing agreements include the following:

- The funds that are drawn down as the project is executed can only be used for developing the project to construct the asset, and
- The obligation to use the project finance to repay the bridge loan.

This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project because there is a comfort letter or support from the institutions that are going to participate in the long-term financing. As we recently pointed out to our shareholders and investors, Abengoa has managed to substitute this bridge loan with the project finance in all of the projects (more than 110 during the company's history) that it has developed. This enables it to offer a high degree of certainty and confidence regarding the financing of these projects, and to our minority shareholders involved in them (when they exist), as well as to the institutions that have committed the project finance.

In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance.

The difference is that the bridge loan also has corporate guarantee from the project's sponsor in order to cover the possibility of a delay in the financial closing of project finance.

Both guarantees (contractor and sponsor) are intended to underwrite the future cash flows from the project in the event that technical risks give rise to variations in them (failure to comply with the construction schedule or with the deadlines for finalizing the project finance).

This latter risk is particularly remote since there is a very high degree of security from the start with regards to conversion of the bridge loan into the project finance, as we have said.

Therefore the bridge loan and the project finance are –from a contractual perspective– independent loan transactions, although they are linked in terms of their overall aim (for example, with the exception of the aforementioned guarantees, both share the same risks; their sole purpose is for financing projects; they are generally repaid with funds from the project itself; and they are separate from the company's other cash sources) and commercially (the financial institution itself has an interest in favorably resolving the continuity of both transactions). These two types of financing are therefore considered to be similar in terms of managing the company's business.

Consequently, the internal criteria for classifying a financial liability in the Consolidated Condensed Statement of Financial Position as project debt is based on the characteristics and use of that financing and not on the guarantees provided, since the security and predictability of the substitution process (based on past guarantees) means that this guarantee is more theoretical or hypothetical with regards to its use (such a guarantee has never been used by the nominal beneficiaries).

In relation to the return on the project, it has always been more beneficial to obtain bridge loan via the special purpose entity responsible for operating and maintaining the asset to be constructed. However, during the last year the cheaper cost of financing obtained at a corporate level has enabled projects to be financed centrally, generating important competitive advantages as well as reducing start times for project construction. Consequently, during 2014 financial year and in the three month period ended March 31, 2015 bridge loans with a corporate guarantee were issued, structured in a similar way to the bridge loans used previously in terms of their purpose (project financing) and repayment (from project cash flows). This financing is therefore also considered to be similar to the project finance in terms of managing the business and the company's risk and it is therefore classified under the same heading.

15.1. The details of project debt applied to projects, for both non-current and current liabilities, as at March 31, 2015 and December 31, 2014 is as follows:

Project debt	Balance as of 03.31.15	Balance as of 12.31.14
Project finance (Non-recourse project financing)	2,031,089	3,011,702
Project bridge loan (Non-recourse project financing in process)	1,928,530	1,946,412
Total project debt	3,959,619	4,958,114
Non current	3,349,076	4,158,904
Current	610,543	799,210

During three month period ended March 31, 2015 non-recourse financing decreased due to the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale (€-1,049 million) and the repayment of the bridge loan of the Zapotillo aqueduct project in Mexico (€-261 million). Most significant increases are due to the new drawings related to Abengoa Greenbridge, S.A bridge loan for a nominal value equivalent to €168 million.

With respect to the aforementioned bridge loan, it relates to new drawnings of a senior unsecured notes private program guaranteed by Abengoa, S.A. for an initial available amount of €125 million, which may be increased up to €425 million, which was signed on October 1, 2014. The notional weighted average interest rate of the notes issued under that program is 6.88% plus period Euribor, a payable quarterly.

The proceeds will be used to finance, in whole or in part, the development of renewable projects until the moment when long term third party project financing is obtained.

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The table below lists projects with bridge loan in progress (bridge loan) as of March 31, 2015 (amount in thousands of Euros):

Item	LAT Brasil (1)	Hospital Manaus	Abent T3	ACC4T	CSP Atacama I	CSP Atacama II	PV Atacama I	San Antonio Water	Total
Construction start date	mar-13 / ago-14	abr-13	sep-13	sep-14	april-14	dic-14	dic-14	dic-14	-
Estimated end date	feb-16 / jul-18	ago-15	jan-17	jan-18	feb-17	oct-17	april-16	oct-19	-
Estimated amount of the contract (EPC)	2,240,904	137,403	1,060,639	613,443	1,075,594	992,395	246,977	599,835	6,967,190
Bridge financing start date	mar-13/sep-14	dic-13	sep-14	dic-14	ago-14	dic-14	dic-14	dic-14	-
Bridge financing maturity date	jul-15/sep-19 (2)	sep-15	sep-19 (2)	dic-19	oct-17	dic-19	Jul-19 (2)	Jul-19 (2)	-
Anticipated LT financing start date	jul-15/sep-17	jul-15	sep-15	sep-15	sep-15	dic-15	sep-15	may-16	-
LT financing duration	Up to 15,5 years	Up to 12 years	Up to 18 years	Up to 18 years	Up to 18 years	Up to 19 years	Up to 20 years	Up to30 years	-
LT financing expected amount committed	1,392,832	96,771	773,532	569,670	914,410	1,226,672	225,304	710,226	5,909,417
Bridge financing amount drawn (3)	1,097,113	60,539	287,610	64,000	284,676	26,316	59,138	49,138	1,928,530
Guarantee type (4)	Contractor and Sponsor / Corporate	Contractor and Sponsor	Contractor and Sponsor / Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	-

(1) Includes the transmission line projects in Brazil relating to ATE XVI Transmissora de Energia, S.A. (Miracema), ATE XVII Transmissora de Energia, S.A. (Milagres), ATE XVIII Transmissora de Energia, S.A. (Estreito), ATE XIX Transmissora de Energia, S.A. (Luiz Gonzaga), ATE XX Transmissora de Energia, S.A. (Teresina), ATE XXI Transmissora de Energia, S.A. (Parauapebas), ATE XXII Transmissora de Energia, S.A., ATE XXIII Transmissora de Energia, S.A. and ATE XXIV Transmissora de Energia, S.A.

(2) Financed by Green Bonds and B tranch of the syndicated loan. Once the long-term funding associated with the projects has been obtained, the issuer will use the funds from the Green Bond to finance other Green Projects, selected according to the "Use of Funds" requirements specified in the Offering Memorandum. Additionally, for funds from tranch B (see Note 16), after long-term funds obtained can be allocated to developing new projects after fulfilling the requirements specified in the financing agreement.

(3) Excludes amounts withdrawn from the project bridge loans, which have been issued by the projects with Contractor and Sponsor guarantee, amounting to €470,049 thousands and which have been transferred to liabilities held for sale (see Note 7).

(4) The guarantee references "Contractor and sponsor" refer to corporate guarantees mainly related to the bridge financing of the projects. The references to "Corporate" guarantees refer to guarantees related to the Green Bonds. These guarantees cover all of the indicated bridge financing.

15.2. The repayment schedule for project debt, as of March 31, 2015 is as follows and is consistent the projected cash flows of the related projects:

Rest 2015	Between January and March 2016	Between April and December 2016	2017	2018	2019	2020	Subsequent years
446,274	164,269	363,631	259,044	852,254	743,060	242,103	888,984

Note 16.- Corporate financing

16.1. The breakdown of the corporate financing as of March 31, 2015 and December 31, 2014 is as follows:

Non-current	Balance as of 03.31.15	Balance as of 12.31.14
Credit facilities with financial entities	1,343,051	871,613
Notes and bonds	2,604,128	2,755,993
Finance lease liabilities	22,819	24,064
Other loans and borrowings	102,401	97,029
Total non-current	4,072,399	3,748,699

Current	Balance as of 03.31.15	Balance as of 12.31.14
Credit facilities with financial entities	615,184	444,386
Notes and bonds	981,737	1,096,965
Finance lease liabilities	11,488	10,927
Other loans and borrowings	14,989	24,373
Total current	1,623,398	1,576,651
Total corporate financing	5,695,797	5,325,350

The increase during the three month period ended March 31, 2015 in long term corporate financing was mainly produced by the year-end tranch A outstanding withdrawn by an amount of €500 million of the syndicate loan, as well as the issuance of €279 million in exchangeable note Abengoa Yield due 2017, partially offset by the transfer to current liabilities of €500 million from the 2016 ordinary bonds. In short-term corporate financing on top of the above mentioned transfer, the increase was also affected by conversion option exercised related to the 2017 convertible notes by an amount of €244 million on February 3, 2015 (see Note 16.3), as well as the cancellation of the 2015 ordinary bonds.

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16.2. Credit facilities with financial entities

As of March 31, 2015 the debt repayment calendar was as set out in the following table:

	Rest 2015	Between January and March 2016	Between April and December 2016	2017	2018	2019	2020	Subsequent years	Total
Syndicated loan	-	-	-	-	408,945	272,630	-	-	681,575
ICO financing	36,332	-	-	-	-	-	-	-	36,332
Instalaciones Inabensa SA financing	68,825	2,423	70,250	68,521	51,880	47,805	1,667	5,835	317,206
Abener Energia SA financing	124,938	30,394	38,110	42,424	56,773	35,630	26,164	21,227	375,660
Remaining loans	290,164	62,108	42,878	59,491	4,398	66,280	6,322	15,821	547,462
Total	520,259	94,925	151,238	170,436	521,996	422,345	34,153	42,883	1,958,235

To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a financial ratio (Net Financial Debt/Corporate EBITDA) with the financial institutions.

According to the financing agreements, the maximum limit of this ratio is 2.5 starting December 31, 2014. As of March 31, 2015, Corporate Net Debt/EBITDA financial ratio is 2. This ratio would have decreased to 1.7, taking into account the 59.6% conversion of 2019 convertible bond (see Note 16.3) and the 100% exchange of the exchangeable note into existing ordinary shares of Abengoa Yield (see Note 16.3).

16.3. Notes and bonds

The table below shows the maturities of the existing notes as of March 31, 2015:

Item	Rest 2015	Between January and March 2016	2017	2018	2019	2020	2021
Exchangeable notes Abengoa Yield	-	-	260,019	-	-	-	-
Convertible notes Abengoa	-	-	5,600	-	400,000	-	-
Ordinary notes Abengoa	-	500,000	605,778	550,000	-	419,385	500,000
Commercial paper Abengoa Mexico	57,209	-	-	-	-	-	-
Euro-Commercial Paper Programme (ECP) (*)	382,990	-	-	-	-	-	-
Total	440,199	500,000	871,397	550,000	400,000	419,385	500,000

(*) With possibility of renewal

In accordance with IAS 32 and 39 and the Terms and Conditions of the issuance in all convertible notes except for the 2019 notes, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This applies to 2017 convertible bonds and exchangeable notes Abengoa Yield 2017.

Convertible notes 2017

In relation to the €250 million convertible bonds maturing in 2017 issued on February 3, 2010, the carrying value amount of the liability component of this bond at March 31, 2015 amounted to €4,942 thousand (€216,768 thousand at December 31, 2014).

On February 3, 2015, certain bondholders exercised the conversion option amounting to €244,400 thousand, corresponding to principal plus interest accrued and unpaid to date. The remaining bondholders, amounting to €5,600 thousand, chose not to exercise the option and wait until the maturity in 2017.

Furthermore, following distribution of the 2014 financial year on April 17, 2015 (see Note 14), the conversion price of the Notes has been adjusted from €5.35 per class B share to €5.24 per class B share with effect from 17 April 2015.

As of February 3, 2015, the fair value of the derivative liability embedded in the convertible bonds was €14,079 thousand, while its fair value as of December 31, 2014 amounted to €4,021 thousand. The decrease in fair value has been recorded as an expense amounting to €10,058 thousand in the Consolidated Income Statement for the three months ended March 31, 2015. Additionally, the expense recognized in the Consolidated Income Statement for the three months ended March 31, 2015 was €17,553 due to the early repayment. Furthermore, the fair value related to not exercised option was €272 thousand as of February 3, 2015 while its fair value as of December 31, 2014 amounted to €315 thousand. The decrease in fair value has been recorded as an income amounting to €75 thousand in the Consolidated Income Statement for the three months period ended March 31, 2015.

Convertible notes 2019

In relation to the €400 million convertible bonds maturing in 2019 issued on January 17, 2013, the carrying value of the liability component of the bond as of March 31, 2015 amounts to €327,080 thousand (€323,209 thousand as of December 31, 2014).

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 34

At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

During April 2015, Company launched an offer with the aim of converting up to €200 million Bonds into fully paid class B shares of Abengoa and a cash amount in accordance with the terms and conditions of the notes.

Subsequently, the Company, in accordance with the terms and conditions of the Auction contained in the Invitation Memorandum dated 7 April 2015, has decided to accept applications for conversion from Noteholders corresponding to a total principal amount of €238.3 million (representing 59.6% of the total principal amount of Notes outstanding), above the initial amount addressed. On April 9, 2015, once the accelerated bookbuilding process of class B was completed, the cash amount that the company has to pay accepting noteholders has been set at €25,366.81 per €100,000 principal amount of Notes, amounting to €60,449 thousand the total cash amount to be paid to noteholders.

As of May 4, 2015, the corresponding share capital increase has been recorded for a total of 81,054,408 Class B shares of one euro cent (0.01€) of face value each, increasing share capital of Abengoa by an amount of €811 thousand (see Note 14).

Furthermore, following distribution of the 2014 financial year on April 17, 2015 (see Note 14), the conversion price of the Notes has been adjusted from €2.98 per class B share to €2.94 per class B share with effect from 17 April 2015.

Exchangeable notes Abengoa Yield 2017

On March 5, 2015, Abengoa S.A. issue a senior unsecured exchangeable notes exchangeable into existing ordinary shares of Abengoa Yield plc, a subsidiary of Abengoa S.A. whose shares are listed on the NASDAQ Global Select Market, for US$279 million.

The principal terms and conditions that have been determined are the following:

a) The size of the Offering is USD 279 million.

b) The Notes will mature on 5 March 2017.

c) The Notes will accrue a fixed annual coupon of 5.125% payable semi-annually in arrear, beginning on 5 September 2015.

d) The Notes will be initially exchangeable into 7,202,602.23 shares of Abengoa Yield (exchange property) at an exchange price of USD 38.736 per share. The Notes will be voluntarily exchangeable into shares of Abengoa Yield from the period commencing on 180 days after Closing Date as set out in the Terms and Conditions, subject to cash payment in certain circumstances.

Following the stipulations of IAS 39, the value of the liability component of the exchangeable bonds on March 31, 2015 amounts to €222.949 thousand.

In addition, the initial valuation of the embedded derivative implicit liability component generated in the exchangeable bond issue was €31,347 thousand and its valuation on March 31, 2015 was €29,318 thousand with an impact on the income statement for the difference between the two preceding values and which amounts to €2,028 thousands in financial income.

In connection with the Dividend of US$0.2592 per Abengoa Yield received on 16 March 2015, an exchange price has been adjusted to US$38.439 and the exchange property comprises 7,258,169.53 Abengoa Yield Shares, with effect from March 25, 2015.

Note 17.- Grants and other liabilities

Grants and Other Liabilities as of March 31, 2015 and December 31, 2014 are shown in the following table

Item	Balance as of 03.31.15	Balance as of 12.31.14
Grants	156,416	146,684
Suppliers of non-current assets	2,480	2,488
Long-term trade payables	68,592	63,434
Grants and other non-current liabilities	227,488	212,606

The increase in Grants was primarily due to the appreciation of the US Dollar with respect to the euro.

Page 35 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note 18.- Trade payables and other current liabilities Trade payable and other current liabilities as of March 31, 2015 and December, 31, 2014 are shown in the following table: Item Balance as of 03.31.15 Balance as of 12.31.14 Trade payables for purchases of goods 4,501,236 4,034,367 Trade payables for services 1,073,704 1,061,871 Billings in excess and advance payments from clients 233,513 245,970 Remunerations payable to employees 58,336 52,211 Suppliers of intangible assets current 14,665 12,522 Other accounts payables 259,157 148,227 Total 6,140,611 5,555,168 Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant. Note 19.- Finance income and expenses The following table sets forth our Finance income and expenses for the three month period ended March, 31, 2015 and 2014: For the three months ended For the three months ended Finance income 03.31.15 03.31.14 Interest income from loans and credits 10,138 11,227 Interest rates benefits derivatives: cash flow hedges 8,442 2,301 Interest rates benefits derivatives: non-hedging 735 198 Total 19,315 13,726 For the three months ended For the three months ended Finance expenses 03.31.15 03.31.14 Expenses due to interest: - Loans from credit entities (81,577) (65,905) - Other debts (102,503) (75,544) Interest rates losses derivatives: cash flow hedges (16,849) (18,336) Interest rates losses derivatives: non-hedging (2,929) (5,628) Total (203,858) (165,413) Net financial loss (184,543) (151,687) For the three month period ended March 31, 2015 finance income has increased when compared to the same period of the previous year, mainly due to change of value of the time value of interest rate cash flow hedge derivates. Finance expenses have increased for the three month period ended March 31, 2015 when compared to the same period of the previous year, mainly due to 2017 convertible bond early repayment by an amount of €17 million, as well as to increase of notes and bonds finance expenses, and because of the lower capitalization of interest expense financing projects under construction, due to various projects coming into operation in 2015, partially offset by a decrease of expenses recognized related to change of value of the time value of interest rate cash flow hedge derivates. The net financial expenses for non-recourse financing project companies is €58,783 thousand (€41,181 thousand for the three month period ended March 31, 2014).

Page 36 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Furthermore, ‘Other net finance income and expenses’ has changed mainly due to the increase of finance expenses related to outsourcing of payables, commissions to wire transfers and other bank fees. Note 20.- Income tax 20.1. The effective tax rate for the period presented has been established based on Management’s best estimates. 20.2. The effective tax rate for the three month period ended March 31, 2015 was lower than the effective tax rate for the same period in the previous year due to the contribution to Abengoa’s profit from results from other countries. Note 21.- Fair value of financial instruments The information on the financial instruments measured at fair value, is presented in accordance with the following: › Level 1: assets or liabilities listed on active markets. › Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). › Level 3: Measured on inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The following is a breakdown of the Group’s assets and liabilities measured at fair value as of March 31, 2015 and December 31, 2014 (except assets and liabilities with a carrying amount close to their fair value, nonquoted equity instruments measured at cost and contracts with components that cannot be measured reliably): Balance as of 03.31.15 Category Level 1 Level 2 Level 3 Non-hedging derivatives - (70,431) - (70,431) Hedging derivatives - (63,665) - (63,665) Available-for-sale 35 - 46,748 46,783 Total 35 (134,096) 46,748 (87,313) Balance as of 12.31.14 Category Level 1 Level 2 Level 3 Non-hedging derivatives - (44,937) - (44,937) Hedging derivatives - (239,259) - (239,259) Available-for-sale 33 - 46,616 46,649 Total 33 (284,196) 46,616 (237,547) The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares. The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 11). The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the exchangeable and convertible notes (except for the 2019 notes), the fair value of the call options over Abengoa’s own shares, as well as those derivatives purchased with the purpose of hedging market risk (interest rate, foreign exchange or commodities) that do not fulfill all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view. Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

Page 37 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements The valuation method used to calculate the fair value was discounting cash flows based on the last business plan available, using as discount rate the weighted average cost of capital (WACC) of 10%. A sensitivity analysis has also been made considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value. Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa, is classified within Level 3. As of March 31, 2015, the embedded derivative has a negative fair value of €12,837 thousand. If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased € 811 thousand. The following table shows the changes in the fair value of level 3 assets for the three month period ended March 31, 2015 and for the year ended December 31, 2014: Movements Amount Beginning balance as of December 31, 2013 45,758 Gains and losses recognized in Equity (1,414) Change in consolidation, reclassifications and translation differences 2,272 Total as of December 31, 2014 46,616 Gains and losses recognized in Equity 1,255 Change in consolidation, reclassifications and translation differences (1,123) Total as of March 31, 2015 46,748 During the periods ended March 31, 2015 and December 31, 2014, there have not been any significant reclassifications amongst the three levels presented above. Note 22.- Earnings per share 22.1. Basic earnings per share Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period. For the three months ended For the three months ended Item 03.31.15 03.31.14 Profit from continuing operations attributable to equity holders of the company 37,685 56,461 Profit from discontinuing operations attributable to equity holders of the company (6,524) (23,896) Average number of ordinary shares outstanding (thousands) 839,769 825,563 Earnings per share from continuing operations (€ per share) 0.04 0.07 Earnings per share from discontinuing operations (€ per share) (0.01) (0.03) Earnings per share from profit for the year (€ per share) 0.03 0.04 22.2. Diluted earnings per share To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Page 38

The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the income per diluted share.

Item	For the three months ended 03.31.15	For the three months ended 03.31.14
Profit for the year		
- Profit from continuing operations attributable to equity holders of the company	37,685	56,461
- Profit from discontinuing operations attributable to equity holders of the company	(6,524)	(23,896)
- Adjustments to attributable profit	-	-
Profit for the year attributable to the parent company	31,161	32,565
Average weighted number of ordinary shares outstanding (thousands)	839,769	825,563
- Warrants adjustments (average weighted number of shares in outstanding since issue)	20,036	20,031
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	859,805	845,594
Diluted earnings per share from continuing operations (€ per share)	0.04	0.07
Diluted earnings per share from discontinuing operations (€ per share)	(0.01)	(0.03)
Diluted earnings per share to the profit for the year (€ per share)	0.03	0.04

Note 23.- Average number of employees

The average number of employees classified by category during the three month period ended March 31, 2015 and 2014, was:

	Average number of employees for the three months ended 03.31.15		%	Average number of employees for the three months ended 03.31.14		%
Categories	Female	Male	Total	Female	Male	Total
Directors	60	492	2.2	74	514	2.2
Management	431	1,569	8.1	425	1,436	6.8
Engineers	1,432	3,239	18.9	1,315	3,405	17.3
Assistants and professionals	1,132	1,596	11.0	1,090	1,425	9.2
Operators	888	13,331	57.4	823	16,275	62.7
Interns	238	363	2.4	231	273	1.8
Total	4,181	20,590	100	3,958	23,328	100

During the three month period ended March 31, 2015 the average number of employees is 28.31% in Spain and 71.69% abroad.

Note 24.- Transactions with related parties

Dividends have not been distributed to related parties during the period 2015 (€31,601thousand in 2014).

During 2015 the only transactions associated with related parties were the following:

- Service provision agreement signed between Simosa and Ms. Blanca de Porres Guardiola. The amount invoiced in the first three month of the year was €24 thousand.
- Service agreement signed between Equipo Económico, S.L. (company related to D. Ricardo Martínez Rico, member of Board of Directors) and Abengoa, S.A., Abengoa Concessions, S.L., Abeinsa Ingeniería and Construcción Industrial, S.A. The amount invoiced in the first three month of the year was €51 thousand.

These operations were subject to review by the Abengoa Audit Committee and third parties.

Page 39 ABENGOA Consolidated condensed interim financial statements | 01 Consolidated condensed interim financial statements Note 25.- Employee remuneration and other benefits Directors are remunerated as established in article 39 of the Bylaws. Directors’ remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders' Meeting, pursuant to the directors’ remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders' Meeting: (a) a fixed fee; (b) expenses for attendance; (c) a share of the profits, under the terms established in Article 48, Paragraph 2, of the company’s bylaws; (d) variable remuneration based on general benchmark indicators or parameters; (e) remuneration via the provision of shares or share options or amounts that are linked to the company’s share price; (f) severance payments, provided that the director is not relieved of office on grounds if failing to fulfill the responsibilities attributable to him/her; and (g) savings or pension systems considered to be appropriate. Additionally, for the three month period ended March 31, 2015 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €2,567 thousand (€2,495 thousand for the three month period ended March 31, 2014). No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor. As of March 31, 2015 there were €64,339 thousand in non-current personnel compensation obligations (€56,659 thousand as of December 31, 2014). Note 26.- Subsequent events to the March 2015 closing At the end of April 2015, Abengoa Finance, S.A.U., a subsidiary of Abengoa S.A., issued an ordinary bond for €375 million among institutional and qualified investors, due April 2020, and that will be guaranteed by Abengoa S.A. and several of the Company’s subsidiaries. The Notes have been priced at 97.954% of their nominal amount and will accrue interest at an annual rate of 7% payable semi-annually. The company will set aside the net proceeds from the notes in the form of cash or readily marketable securities to repay part of the €500 million principal amount of its 8.50% senior notes due 2016 at or prior to their March 31, 2016 maturity date. Since March 31, 2015, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.

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Page 41 ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Consolidated Interim management report as of March 31, 2015 1.- Organizational Structure and Activities Abengoa, S.A. is the parent company of a group of companies, which at the end of the three months ended March 31, 2015, included the following: › The holding parent company itself. › 632 subsidiaries. › 16 associates and 29 joint businesses. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. Abengoa’s business is structured around three activities: › Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market. Abengoa is specialized in carrying out complex turnkey projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. › Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. › Industrial production: covers Abengoa’s businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates. 2.- Evolution and business results 2.1. Financial position a) Application of new accounting standards › Standards, interpretations and amendments effective from January 1, 2015 under IFRS-EU, applied by the Group: › Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-EU and IFRS-IASB. The applications of these amendments have not had any material impact. › Standards, interpretations and amendments published by the IASB that will be effective for periods after March 31, 2015: › Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017 under IFRS-IASB, earlier application is permitted, IFRS 15 has not yet been adopted by the EU. › IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. › IAS 27 (Amendment) ‘Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements. This amendment is mandatory for

Page 42 ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 periods beginning on or after January 1, 2016 under IFRS-IASB and has not yet been adopted by the EU. › IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB and have not yet been adopted by the EU. › IFRS 11 (Amendment) ’Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted, and has not yet been adopted by the EU. The Group is currently in the process of evaluating the impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after March 31, 2015. b) Changes in consolidation On December 15, 2014, Abengoa´s Board of Directors approved a plan to further improve its financial structure through three main initiatives: › Reduce its stake in Abengoa Yield › Accelerate the sale of assets to Abengoa Yield › The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development. The impacts of these initiatives and their main effects in relation to the reclassification to heading ‘Assets held for sale and discontinued operations’ as of December 31, 2014 and March 31, 2015 are described below. Reduce its stake in Abengoa Yield The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas’s Board of Directors and is expected to be completed within one year, through the completion of following steps: › An initial stage to divest a 13% stake ended on January 22, 2015, bringing the holding in Abengoa Yield to 51% (see Note 6.2). › The second step will consist of the divestment of an additional shareholding in Abengoa Yield and the strengthening of the Right Of First Offer (ROFO) agreement between the two companies, as well as a review of the corporate governance of Abengoa Yield to reinforce the role of the independent directors so that control is effectively transferred when the second sale takes place. Taking into account that Abengoa Yield was presented as an operating segment within the Concession- Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield have for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. In accordance with this standard, the results of Abengoa Yield for the three month period ended March 31, 2015 are included under a single heading in Abengoa’s Consolidated Financial Statements for the three month period ended March 31, 2015. Likewise, the Consolidated Income Statement for the three month period ended March 31, 2014, which is included for comparison purposes in Abengoa’s Consolidated Financial Statements for the three month period ended March 31, 2015 also includes the results generated by Abengoa Yield recorded under a single heading (‘Profit (loss) from discontinued operations, net of tax’), for the activities which are now considered discontinued. Accelerate the sale of assets to Abengoa Yield Following the plan to accelerate the sale of assets to Abengoa Yield under the Right of First Offer (ROFO) agreement launched at the start of 2014 with the approval of Abengoa’s board of directors, with the aim of divesting certain concession project companies, during February 2015, Abengoa closed the sale of the full stake held in Skikda and Honnaine (two desalination plants in Algeria) and 29.6% of the stake held in Helioenergy 1 and 2 (thermo-solar assets in Spain) at the end of the year. Additionally during the three-month period ended March 31, 2015, Abengoa’s board of directors approved the divestment of certain companies owning thermo-solar concessions in Spain and South Africa. Given that as of March 31, 2015, the previous companies are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of March 31, 2015.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 43

As of May 11, 2015 Abengoa has reached an agreement with Abengoa Yield to sell a third asset package comprised of four renewable assets for a total cash proceeds of approximately €614 million. The transaction has been approved by both Abengoa Yield and Abengoa's board of directors. Closing is subject to the customary approvals. The assets consist of Helios 1 and 2 (100MW solar complex), Solnova 1, 3 and 4 (150 MW solar complex) and the remaining 70% stake in Helioenergy 1 & 2 (100 MW solar complex of which Abengoa Yield already owned a 30 % stake), all in Spain, as well as 51% stake in Kaxu (100 MW solar complex) in South Africa. Abengoa will subscribe a 51% of the capital increase that Abengoa Yield has priced to finance this acquisition.

The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction and development.

Following the agreement reached with the infrastructure fund EIG Global Energy Partners to ('EIG) On April 7, 2015 Abengoa Projects Warehouse I, LLP (APW-1) was incorporated, reaching therefore the final agreement to finance the construction of the projects that will be transferred to APW-1. As part of the transaction, the newly formed company, APW-1, will acquire a portfolio of selected Abengoa's projects under construction, including renewable and conventional power generation and power transmission assets in different geographies including Mexico, Brazil, Chile, Israel and United States.

To this end, APW-1's initial equity commitment will be in the range of US$2,000 million, of which 55 % will be invested by EIG managed funds, and the remaining 45 % by Abengoa. Abengoa will have a non-controlling ownership in the projects APW-1, so this will lead to Abengoa will no longer have a controlling interest in these assets

Furthermore, APW-1 has adhered to the existing ROFO (Right of First Offer) agreement between Abengoa and Abengoa Yield, and additionally, as part of the agreement, Abengoa and APW-1 have also signed a new ROFO agreement to allow APW-1 to invest in new projects awarded to Abengoa.

Given that as of March 31, 2015 and December 31, 2014, the companies associated with previous projects are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the respective Consolidated Statement of Financial Position. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

c) Main figures

The amounts included within the Consolidated Interim management report are, unless otherwise stated, all expressed in millions of Euros.

Financial Data

› Revenues of €1,559 million, a similar figure compared to the same period in 2014.

› Ebitda of €321 million, an increase of 21.5 % compared to the same period in 2014.

Item	Balance as of 03.31.15	Balance as of 03.31.14	Var (%)
Income Statement			
Revenue	1,559	1,542	1%
EBITDA	321	265	22%
EBITDA Margin	21%	17%	20%
Net Income	31	33	-26%
Balance Sheet (*)			
Total Assets	28,109	25,247	11%
Equity	2,875	2,646	8%
Corporate Net Debt	2,556	2,353	9%
Share Information			
Last price (€ per B share)	3.38	3.37	-
Capitalization (A+B share) (€ million)	2,860	2,843	1%
Daily trading volume (€ million)	46.0	28.0	61%
(*) 2014 Data as of December 31, 2014			

Operating Data

› The international activity represents 89% of the consolidated revenues.

› The Engineering backlog as of March 31, 2015 was €8,583 million, 8% higher than backlog as of December 31, 2014.

Key operational	March 2015	March 2014
Transmission lines (km)	5,143	2,660
Water Desalination (Cap. ML/day)	775	660
Cogeneration (GWh)	793	693
Solar Power Assets (MW)	1,603	1,223
Biofuels Production (ML/year)	3,175	3,175

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 44

d) Consolidated income statement

Item	Q1 2015	Q1 2014	Var (%)
Revenues	1,559	1,542	1%
Operating expenses	(1,238)	(1,278)	-3%
Depreciation and amortization	(123)	(76)	62%
I. Net Operating Profit	198	188	5%
II. Finance Cost, net	(187)	(144)	30%
III. Share of (loss)/(profit) of associates	1	(3)	-133%
IV. Profit Before Income Tax	12	41	-71%
V. Income tax expense	27	13	108%
VI. Profit for the year from continuing operations	39	54	-28%
Profit (loss) from discontinued operations, net of tax	(11)	(25)	-56%
Profit for the year	28	29	-3%
VII. Non-controlling interests	3	4	-25%
Net income attributable to the parent company	31	33	-6%

Revenues

Abengoa's consolidated sales in the first quarter of 2015 amounts to €1,559 million, similar to the €1,542 million recorded for the same period in 2014. Engineering and Construction remained at similar levels to the same period the previous year, primarily due to progress in projects currently under construction such as the STE plants in South Africa (Xina) and Chile (Atacama I and II), the generation projects in Mexico (A3T/ACC4T and Norte III), the concession projects in Brazil (transmission lines and Manaus Hospital) and Peru (ATN2 and ATN3). This evolution in the E&C business was accompanied by higher sales in the Concession-type Infrastructures activity, mainly driven by an increase in the Solar and Transmission Lines segments following the incorporation of the first of the STE plants in South Africa (Kaxu) and the Norte transmission line in Brazil, which came into operation in the second quarter of 2014. The increase in the Concession-type Infrastructures activity offset the decline in Bioenergy caused by lower prices compared to the same period the previous year.

Ebitda

EBITDA to 31 March 2015 was €321 million, an increase of 21.1% compared to the same period in 2014. This increase was mainly attributable to the margins achieved in Engineering and Construction and the increase in Concessions following the incorporation of the aforementioned plants, which offset the downturn in Bioenergy crush spreads in the USA and the EU.

Net Financial Expense

Net financial expenses increased from -€144 million in the first quarter of 2014 to -€187 million during the same period in 2015. This increase was mainly due to the increase in interest expenses from loans with credit entities due to the lower capitalization of interest expenses for financing projects under construction, as a result of the entry in operations of various major projects.

Income Tax Expense

Corporate income tax benefit reached €27 million in 2015, from €13 million from previous year. This figure was affected by the contribution to Abengoa's profit from results from other countries.

Profit for the year from continuing operations

Given the above, Abengoa's income from continuing operations decreased from €54 million in the first quarter of 2014 to €39 million for the same period in 2015.

Profit from discontinued operations, net of tax

The results generated by Abengoa Yield are recorded under the heading 'Profit (loss) from discontinued operations, net of tax'.

Profit for the year attributable to the parent company

The profit attributable to Abengoa's parent company decreased by 6% from €33 million achieved in the first quarter of 2014, to €31million for the same quarter in 2015.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 45

e) Results by activities

Abengoa Business result related to different business activities has been as follows:

Item	Revenue			Ebitda			Margin	
	Q1 2015	Q1 2014	Var (%)	Q1 2015	Q1 2014	Var (%)	Q1 2015	Q1 2014
Engineering and construction								
Engineering and construction	1,070	1,068	0%	243	194	26%	23%	18%
Total	1,070	1,068	0%	243	194	26%	23%	18%
Concession-type infrastructure								
Solar	58	40	46%	39	16	135%	67%	42%
Water	13	10	32%	12	7	70%	87%	67%
Transmission lines	41	13	214%	30	8	271%	74%	62%
Cogeneration and others	10	5	111%	4	1	784%	41%	10%
Total	122	68	81%	85	32	165%	66%	57%
Industrial production								
Bioenergy	367	406	-10%	(7)	39	-117%	-2%	10%
Total	367	406	-10%	(7)	39	-117%	-2%	10%
Total	1,559	1,542	1%	321	265	22%	21%	17%

Engineering & Construction

Sales in Engineering and Construction remained in line year-on-year, at €1,070 million, while EBITDA rose by 25.6% to €243 million compared to the same period in 2014.

This increase is mainly attributable to progress in projects currently under construction, such as the STE plants in South Africa (Xina) and Chile (Atacama I and II), the generation projects in Mexico (A3T/ACC4T and Norte III), the concession projects in Brazil (transmission lines and Manaus Hospital) and Peru (ATN2 and ATN3), the W2E project in Belgium, the Ashalim solar plant in Israel and the combined cycle plant for PGE in USA, as well as –albeit to a lesser extent– the appreciation of the US Dollar against the Euro compared to the same period the previous year.

However, the increase in Engineering and Construction was offset by lower execution levels due to projects being completed last year, such as the Mojave STE plant in the USA and the Norte transmission line in Brazil.

Concession-type Infrastructures

Revenues in Concession-type Infrastructures increased by 80.8% to €122 million (€68 million in 2014) compared to the same period in 2014, while EBITDA rose by 164.7% from €32 million to €85 M for the same period. These increases were mainly attributable to the solar and transmission line segments thanks to a full period contribution from the Kaxu (South Africa) plant, and the northern Brazil transmission line, which came into operation in the second quarter of 2014.

Industrial Production

Bioenergy revenues fell by 9.6% to €367 million compared to the same period in 2014. EBITDA fell from €39 million in March 2014 to -€7 million in March 2015, mainly driven by lower margins in the USA and EU for the first three month period of 2015 compared to the same period in 2014.

f) Consolidated statement of financial position

Consolidated statements of financial position

A summary of Abengoa's consolidated balance sheet at March 31, 2015 and December 31, 2014 is given below:

Item	03.31.15	12.31.14	Var (%)
Intangible assets and fixed assets	2,970	2,856	4%
Fixed assets in projects	4,658	6,188	-25%
Associates under the equity method	203	311	-35%
Financial investments	650	686	-5%
Deferred tax assets	1,549	1,504	3%
Non-current assets	10,030	11,545	-13%
Inventories	411	295	39%
Clients and other receivable accounts	2,086	2,157	-3%
Financial investments	1,521	1,049	45%
Cash and cash equivalents	1,410	1,811	-22%
Assets held for sale	12,651	8,390	51%
Current assets	18,079	13,702	32%
Total assets	28,109	25,247	11%

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 46

- Decline in non-current assets of 13.1% to €10,030 million compared to the same period in the previous year, primarily attributable to the reclassification of a number of Abengoa Yield's assets as 'held for sale' (during the first quarter of 2015, Abengoa's Board of Directors approved to divest STE projects located in Spain and South Africa and the sale is highly probable).

- Current Assets increased by 32.0% to €18,079 million compared to the same period the previous year, primarily due to the increase in Assets Held for Sale resulting from the reclassification of the discontinued assets mentioned above (previously classified as long term), and the increase in fixed assets under construction in projects associated with APW1 related to the Cogeneration activity in Mexico and the Solar activity in Chile that were classified as Assets Held for Sale at the end of 2014.

Item	03.31.15	12.31.14	Var (%)
Capital and reserves	1,368	1,445	-5%
Non-controlling interest	1,507	1,201	25%
Total Equity	2,875	2,646	9%
Project debt	3,349	4,159	-19%
Corporate financing	4,072	3,749	9%
Grants and other liabilities	227	213	7%
Provisions and Contingencies	58	75	-23%
Derivative financial instruments	82	225	-64%
Deferred tax liabilities and Personnel liabilities	376	338	11%
Total non-current liabilities	8,164	8,759	-7%
Project debt	611	799	-24%
Corporate financing	1,623	1,577	3%
Trade payables and other current liabilities	6,141	5,555	11%
Current tax liabilities	321	337	-5%
Derivative financial instruments	87	80	9%
Provisions for other liabilities and expenses	13	13	0%
Liabilities held for sale	8,274	5,481	51%
Total current liabilities	17,070	13,842	23%
Total Shareholders' Equity and Liabilities	28.109	25.247	11%

- Increase in equity of 8.7% primarily caused by an increase in minority shareholders from the Abengoa Yield secondary public offering, which was partially offset by an increase in reserves for derivative hedging losses.

- Decline of 6.8% in non-current liabilities, mainly due to the reclassification of a number of Abengoa Yield's assets as 'held for sale' (during the first quarter of 2015, Abengoa's Board of Directors approved to divest STE projects located in Spain and South Africa and the sale is highly probable).

- Net increase of current liabilities of 23.3%, primarily due to the increase in Liabilities Held for Sale resulting from the reclassification of the discontinued assets aforementioned (previously classified as long term), and the increase in project financing in projects associated with APW1 related to the Cogeneration activity in Mexico and the Solar activity in Chile, that were classified as Assets Held for Sale at the end of 2014.

Net Debt Composition

Item	03.31.15	12.31.14	03.31.14
Total Corporate Net Debt	2,556	2,353	2,421
LTM Corporate Ebitda	976	964	975
Corporate Net Debt / Corporate Ebitda	2.6	2.4	2.5

As of March 31, 2015, Corporate Net Debt / Corporate Ebitda ratio would be 1.5 taking into account the 59.6% conversion of 2019 convertible bond (see Note 16.3) , 100% exchange of the exchangeable note into existing ordinary shares of Abengoa Yield (see Note 16.3), the collection from the agreement reached with the infrastructure fund EIG Global Energy Partners ('EIG') (see Note 7.1) and the collection from the sale agreement of assets to Abengoa Yield (see Note 7.1).

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 47

g) Consolidated cash flow statements

A summary of the Consolidated Cash Flow Statements of Abengoa as of March 31, 2015 and year ended 2014 with the main variations for item, are given below:

Item	Q1 2015	Q1 2014	Var (%)
Profit for the year from continuing operations	39	54	-28%
Non-monetary adjustments	242	163	48%
Variations in working capital	84	(547)	-115%
Interest received/paid and income tax paid	(190)	(127)	50%
Discontinued operations	17	9	89%
A. Net Cash Flows from operating activities	192	(448)	-143%
B. Net Cash Flows from investing activities	(819)	(350)	134%
Underwritten Public Offering of subsidiaries	291	-	-
Other disposals and repayments	32	1,035	-97%
C. Net Cash Flows from financing activities	323	1,035	-69%
Net increase/(decrease) of cash and equivalent	(304)	237	-228%
Cash at beginning of year	1,811	2,952	-39%
Translation differences cash or equivalent	42	1	4100%
Assets held for sale and Discontinued operations	(139)	(9)	1444%
Cash and cash equivalent at end of year	1,410	3,181	-56%

- Cash flows from operating activities totaled €192 million compared to -€448 million the same period of the previous year, mainly due to the better variation in working capital mainly attributable to the execution of solar projects in Chile, cogeneration projects in Mexico and transmission lines in Brazil.
- In relation to cash flows for investment activities, there was a net cash outflow of €819 million primarily due to the execution of solar, transmission, cogeneration, bioenergy, wind and water projects.
- In relation to cash flows from Financing Activities, the net cash generation of €323 million primarily comes from new corporate financing (drawdown of tranche A of the syndicated loan and the issue of bonds exchangeable for shares in Abengoa Yield), net of cash outflows (mainly the €300 million 2015 note and the 2017 convertible notes for which the put option has been exercised in 2015).

3.- Information on the foreseeable evolution of the Group

To estimate the outlook for the Group, it is important to take into account the evolution and development achieved in recent years, which forms the basis of the company's growth prospects in the medium term. The Group's strategy in the medium term is based on the growing contribution of the activities linked to the markets for the environment, renewable fuels (bioenergy), solar power and the ongoing development of the engineering and construction activities.

Furthermore, a greater bioethanol production capacity, as well as the development of concession activity, will all contribute to boosting the company's long-term outlook. In so far as it achieves its current forecasts, Abengoa has new activity base that will offer stability and continuity in the coming years.

With its current reserves, taking into account the improved flexibility of the organizational structure, the specialization and diversification of activities, and the investment opportunities identified in the domestic market and the company's competitiveness in the international market, as well as the exposure of part of its activities to the sale of commodities and non-Euro currencies, the Group is clearly in a position to continue making positive progress in the future.

4.- Financial risks management

Abengoa's activities undertaken through its operations segments are exposed to various financial risks:

- Market risk: The Company is exposed to market risk such as the movement in foreign exchange rates, interest rates and commodities prices. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as futures contracts for commodities. The Group does not generally use derivatives for speculative purposes.
- Credit risk: Trade debtors and other receivables, financial investments and cash equivalents are Abengoa's main financial assets and therefore present the greatest exposure to credit risk in the event that third parties do not fulfill their obligations.
- Liquidity risk: Abengoa's financing and liquidity objectives are to ensure that the company has sufficient funds available on an ongoing basis to honor all upcoming financial commitments and obligations.
- Capital Risk: the Company manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 48

The risk management model attempts to minimize the potential adverse impact of such risks upon the Group's financial performance. Risk is managed by the Group's Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group's operating segments, quantifying them by project, region and company.

Additionally, the sources of finance are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

5.- Information on research and development activities

Abengoa has continued to increase its efforts in R&D+i (research, development and innovation) during the three month period ended March 31, 2015 (despite the ongoing global technology crisis), in the belief that these efforts require continuity which should not be compromised by crises or economic cycles if it is to achieve results. The investment in R+D+I for the three month period ended March 31, 2015, was €19 million.

Furthermore, the Group has strengthened its presence and in some cases its leadership, in various institutions and public and private forums which encourage cooperation between large technology companies, in which the short and long term future of the R&D+i activity is decided.

6.- Stock Exchange Evolution

According to data provided by Bolsas y Mercados Españoles (BME), in the first quarter of 2015 a total of 34,763,076 Class A shares and 976,686,198 Class B shares in the company were traded, equivalent to an average daily trading volume of 599,363 Class A shares and 15,502,954 Class B shares, The average daily traded cash volume was €1,8 million for Class A shares and €43,7 million for Class B shares.

	A-Shares		B-Shares	
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	37,763	599	976,686	15,503
Volume (M€)	115.1	1.8	2,753.8	43.7

Quotes	Data		Data	
Last	3.63	31-mar	3.38	31-mar
Maximum	3.75	30-mar	3.51	30-mar
Average	3.12		2.86	
Minimum	2.17	2-jan	1.86	2-jan

The last price of Abengoa's shares in the first quarter of 2015 was 3,6340 euros for Class A shares, some 71% higher than at the end of 2014; and 3,3800 euros per Class B share, 84% higher than the close of 2014.

Since its IPO in the Spanish stock exchange in November 29, 1996, the value of the company has risen by 1.287%, which means its initial value has increased more than 13 times. The selective IBEX-35 index has risen by 147% during the same period.

ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 Page 49


Evolución de la Capitalización de Abengoa en Bolsa
(comparado con Ibex-35)
Ibex-35
Abengoa A
1.287%
147%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

7.- Information on the purchase of Treasury Shares

On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. With effects as of April 21, 2015 the agreement related to B class shares has been terminated.

As of March 31, 2015 treasury stock amounted to 41,171,840 shares, which 5,508,057 are class A shares and 35,663,783 are class B shares.

Regarding the operations carried out during the period, the number of treasury stock purchased amounted to 3,065,328 class A shares and 66,918,931 class B shares and treasury stock transferred amounted to 3,107,803 class A shares and 67,328,881 class B shares, with a net increase of €961 thousand recognized in equity.

8.- Dividends

The General Shareholders' meeting held on March 29, 2015 approved a dividend of €0,113 per share, which totals €94,894 thousand, compared to €91,637 thousand in the previous year. On April 17, 2015 the dividend was distributed in one single payment.

9.- Relevant Events reported to the CNMV

Detail of written communications to the CNMV corresponding to the third quarter of 2015 and until the Consolidated Condensed Interim Financial Statements formulation date:

- Written Communication of 01/06/15. The company and the US firm EIG Global Energy Partners sign an agreement to jointly invest in the development of Abengoa's projects under construction.
- Written Communication of 01/12/15. Announcement of the commencement of a secondary public offering of its shares of Abengoa Yield.
- Written Communication of 01/16/15. Pricing of the secondary public offering of its shares of Abengoa Yield.
- Written Communication of 01/16/15. Exercise of the greenshoe option over its shares of Abengoa Yield.
- Written Communication of 01/19/15. Changes in the board of directors.
- Written Communication of 02/06/15 Admission to trading on the stock exchanges of the new class B shares at the end of the twelfth conversion period.
- Written Communication of 02/09/15 Market update conference presentation convened on the same day.
- Written Communication of 02/10/15 Quarterly information of the contract of liquidity of shares class B with Santander Investment Bolsa, S.V., corresponding to the ninth quarter of transactions carried out under the liquidity agreement.
- Written Communication of 02/23/15. Financial year 2014 earnings presentation.

Page 50 ABENGOA Consolidated condensed interim financial statements | 02 Consolidated interim management report as of March 31, 2015 › Written Communication of 02/23/15. Half year Financial Information regarding the second half year of 2014. File in CNMV format. › Written Communication of 02/23/15 Annual Corporate Governance report corresponding to financial year 2014. › Written Communication of 02/23/15 Annual report on the remuneration of board members corresponding to financial year 2014. › Written Communication of 02/24/15. Launching of an issue of senior unsecured exchangeable notes exchangeable into existing ordinary shares of Abengoa Yield plc. › Written Communication of 02/25/15 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V › Written Communication of 02/26/15. Announcement of Ordinary Shareholders’ Meeting. › Written Communication of 02/27/15. Determination of the final terms and conditions of the issue of senior unsecured exchangeable notes exchangeable into existing ordinary shares of Abengoa Yield plc. › Written Communication of 03/17/15. Changes in the composition of Audit and Appointments and Remunerations Committees. › Written Communication of 03/30/15. Resolutions approved by the General Shareholders’ Meeting. › Written Communication of 04/01/15. Announcement of the payment of the dividend corresponding to financial year 2014. › Written Communication of 04/07/15. Announcement of the launch of an offer with the aim of cancelling its Senior unsecured convertible notes ISIN XS0875275819. › Written Communication of 04/07/15. Preliminary results presentation for the first quarter of 2015. › Written Communication of 04/07/15. Investors Day presentation 2015. › Written Communication of 04/08/15. Citigroup Global Markets Limited and HSBC Bank plc, as placing companies, are about to commence an accelerated bookbuild process of 20,000,000 class B shares of Abengoa, S.A, , representing 2.65% of the total Class B shares. › Written Communication of 04/08/15. Announcement of results of the offer with the aim of partially cancelling is Senior Unsecured Convertible Notes ISIN XS0875275819. › Written Communication of 04/09/15. Citigroup and HSBC communicate the result of the accelerated bookbuild process to qualified investors of 19,991,594 class B shares of Abengoa, S.A., representing 2.65% of the total class B shares. › Written Communication of 04/09/15. Announcement of the cash amount that it will pay to accepting noteholders of the offer for the partial cancellation of its Senior Unsecured Convertible Notes ISIN XS0875275819 due 2019. › Written Communication of 04/16/15. Determination of the price of the issue of senior notes in a principal amount of €375,000,000 and due April 2020. › Written Communication of 04/21/15. Termination of the liquidity agreement in respect of its Class B shares entered into with Santander Investment Bolsa, S.V. › Written Communication of 04/23/15. Announcement of the adjustment in the conversion Price of the €400,000,000 6.25 per cent. Senior Unsecured Convertible notes due 2019. › Written Communication of 04/28/2015. Announcement the adjustment in the conversion price of the €250,000,000 4.5 per cent. Senior Unsecured Convertible Notes due 2019. › Written Communication of 05/05/2015. Admission to trading on the Stock Exchanges of the new Class B shares at the end of the thirteenth conversion period. › Written Communication of 05/07/2015. Admission to trading of the new Class B shares resulting from the share capital increase of Abengoa. › Written Communication of 05/11/2015. Announcement an agreement with Abengoa Yield to sell a third asset package. 10.- Subsequent events to the March 2015 closing At the end of April 2015, Abengoa Finance, S.A.U., a subsidiary of Abengoa S.A., issue an ordinary bond for €375 million among institutional and qualified investors, due April 2020, and that will be guaranteed by Abengoa S.A. and several of the Company’s subsidiaries. The Notes have been priced at 97.954% of their nominal amount and will accrue interest at an annual rate of 7% payable semi-annually. The company will set aside the net proceeds from the notes in the form of cash or readily marketable securities to repay part of the €500 million principal amount of its 8.50% senior notes due 2016 at or prior to their March 31, 2016 maturity date. Since March 31, 2015, no other events have occurred that might significantly influence the information reflected in the Consolidated Condensed Interim Financial Statements, nor has there been any event of significance to the Group as a whole.